SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2020 to September 30, 2020)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	February 2018	AA	NICE Information Service Co., Ltd. (AAA ~ D)
May 2018
	February 2019	AA-
April 2019
November 2019
	February 2020	A+
June 2020
	May 2018	AA	Korea Investors Service, Inc. (AAA ~ D)
	February 2019	AA-
June 2019
October 2019
	February 2020	A+
June 2020
	February 2018	AA	Korea Ratings Corporation (AAA ~ D)
April 2018
	April 2019	AA-
November 2019
	February 2020	A+
May 2020

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating(2)	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(2)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(3)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(4)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

(5)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2020)

There were no changes to our issued capital stock during the reporting period ended September 30, 2020.

(2)	Convertible bonds (as of September 30, 2020)

Description	Issue Date	Maturity Date	Issue Amount (in Won)	Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion			Outstanding Bonds			Notes
						Conversion Ratio	Conversion Price		Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000(1)(2)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000	—	—	100%	~~W~~	19,845	813,426,670,000		40,988,998	—

(6)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(7)	The proceeds of our Unsecured Foreign Convertible Bonds No. 3 were used for general corporate purposes.

D.	Voting rights (as of September 30, 2020)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(8)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2020 Q1~Q3	2019	2018
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(691,606)	(2,829,705)	(207,239)
Earnings (loss) per share (Won)(2)		(1,838)	(7,908)	(579)

Total cash dividend amount for the period (million Won)		—	—	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	—	—
Cash dividend yield (%)(4)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(9)	Based on profit for the year attributable to the owners of the controlling company.
(10)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(11)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(12)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of September 30, 2020, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2020, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2020 Q1~Q3	2019	2018
Sales Revenue	16,769	23,476	24,337
Gross Profit	1,252	1,868	3,085
Operating Profit (loss)	(715)	(1,359)	93

Total Assets	35,497	35,575	33,176

Total Liabilities	23,323	23,086	18,289

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

While the overall growth in the market for display panels for televisions in terms of quantity has become somewhat stagnant, there is emerging demand for premium products with high resolution and large-sized display panels in developed countries, while demand for lower-end products has sustained in developing countries.

•

While the growth in the market for display panels for IT products, which include laptops, desktop monitors and tablet products, has slowed down or declined in terms of quantity, demand for high-end products has consistently sustained. In addition, there have been increased new opportunities from the demand side of IT products due to an expanding social tendency to avoid face-to-face contact resulting in increased instances of online classes and working from home in light of the COVID-19 pandemic.

•

While the growth in the market for small- and medium-sized display panels, which is centered around smartphones, has somewhat slowed down, further growth is expected with the release of new products using plastic OLED panels and products that offer changes in form factors or new customer experiences such as foldable smartphones.

•

As the scope of application of display panels gradually expand to products other than traditional IT devices, we also expect to see growth in the market for new and high value-added product segments such as display panels for industrial uses and automobiles.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED and UHD products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business through building a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED display panel production. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we are continuously striving to secure mass production capabilities for 6th generation plastic OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Pursuant to the Chinese government’s initiative and support, Chinese panel manufacturers have continued to invest in new fabrication facilities and additional supplies, and the concern over intensification of a structural oversupply in the LCD industry continues to exist.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2020 Q1~Q3	2019	2018
Panels for Televisions(1)(2)	21.4%	28.1%	28.3%
Panels for Monitors(1)	24.5%	27.5%	30.7%
Panels for Notebook and Tablet Computers(1)	21.7%	23.0%	25.8%

Total(1)	21.9%	27.2%	28.8%

(13)

Source: Large-Area Display Market Tracker (OMDIA (formerly known as IHS Technology)). The relevant amounts for the first three quarters of 2020 reflect OMDIA Technology’s estimates only, as the actual results for such period have not yet been released.

(14)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments, adaptable production capabilities, product pricing, achievement of competitive production costs through enhancements in productivity and supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to maintain stable and long-term relationships with customers, and to be cost competitive.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to introduce differentiated products with a variety of unique features specific to OLED technology, such as our “Wallpaper,” “Cinematic Sound,” “Rollable” and “Transparent” large-sized OLED panels for televisions. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS and Oxide technology-based ultra-large and high-resolution ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2020 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	4,580	27.31%
		Desktop monitors	Panels for monitors	LG Display	3,152	18.80%
		Notebook computers and tablet products	Panels for notebook computers and tablet products	LG Display	4,234	25.25%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	4,802	28.64%

Total					16,769	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the third quarter of 2020 increased by approximately 8% compared to the second quarter of 2020 in part due to an increase in sales of our IT products as a result of increased instances of online classes and working from home in light of the COVID-19 pandemic as well as an increase in the shipment of large-sized OLED and mobile POLED panels. There is no assurance that the average selling prices of display panels per square meter of net display area will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2020 Q3	706
2020 Q2	654
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522

(15)	Quarterly average selling price per square meter of net display area shipped.
(16)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Printed circuit boards	Display panel manufacturing	1,921	21.8%	Korea SMT Co., Ltd., etc.
		Polarizers		1,475	16.7%	LG Chem, etc.
		Backlights		1,245	14.1%	Heesung Electronics LTD., etc.
		Glass		615	7.0%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd., etc.
		Drive IC		802	9.1%	Silicon Works Co., Ltd., MagnaChip Semiconductor Corporation, etc.
		Others		2,753	31.2%	—

Total				8,811	100.0%

- Period: January 1, 2020 ~ September 30, 2020.

(17)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(18)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), which is the main raw material for BLU components, decreased by 8.6% from 2018 to 2019 and by 3.8% from 2019 to the third quarter of 2020. Such decrease in the third quarter of 2020 was mainly due to the effects of the COVID-19 pandemic. The average price of resin decreased by 38.2% from 2018 to 2019 and by 15.1% from 2019 to the third quarter of 2020. Such decrease in the third quarter of 2020 was also mainly due to the effects of the COVID-19 pandemic. The average price of copper, the main raw material for PCB components, decreased by 8.0% from 2018 to 2019 but increased by 8.8% from 2019 to the third quarter of 2020. Such increase in the third quarter of 2020 was also mainly due to the effects of the COVID-19 pandemic.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2020 Q1~Q3(1)	2019(2)	2018(2)
Display	Display panel	Gumi, Paju, Guangzhou	6,687	9,408	10,161

(19)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(20)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2020 Q1~Q3(1)	2019(1)	2018(1)
Display	Display panel	Gumi, Paju, Guangzhou	4,937	8,373	9,428

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2020 Q1~Q3	Actual working hours in 2020 Q1~Q3	Average utilization ratio
Gumi	6,576(1) (24 hours x 274 days)(2)	6,510(1) (24 hours x approximately 271 days)(2)	99.0%
Paju	6,576(1) (24 hours x 274 days)(2)	6,548(1) (24 hours x approximately 273 days)(2)	99.6%
Guangzhou	6,576(1) (24 hours x 274 days)(2)	6,576(1) (24 hours x 274 days)(2)	100.0%

(21)	Based on the assumption that all 24 hours in a day have been fully utilized.
(22)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2019, our total capital expenditures on a cash out basis was approximately ~~W~~7 trillion. Given that our significant capital expenditures centered on OLED technology were completed from 2017 to 2019, we have been investing within our EBITDA since 2020, and we expect our total capital expenditures on a cash out basis to be approximately slightly less than ~~W~~3 trillion for 2020.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2020 Q1~Q3	2019	2018
Display			Overseas(1)	15,991	22,180	22,722
	Products	Display panel	Korea(1)	746	1,255	1,572
			Total	16,736	23,435	24,294
	Royalty	LCD, OLED technology patent	Overseas(1)	11	14	18
			Korea(1)	0	0	0
			Total	11	14	18
	Others	Raw materials, components, etc.	Overseas(1)	18	17	13
			Korea(1)	5	10	1
			Total	22	26	25
	Total		Overseas(1)	16,019	22,211	22,747
			Korea(1)	750	1,265	1,590
			Total	16,769	23,476	24,337

(23)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of September 30, 2020, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	95.2%
	Headquarters	4.8%
Overseas sales portion (overseas sales / total sales)		95.5%
Korea	Overseas subsidiaries	2.2%
	Headquarters	97.8%
Korea sales portion (Korea sales / total sales)		4.5%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply of and demand for panels.

D.	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (wallpaper, cinematic sound, rollable, etc.). We are also continuing to strengthen sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of the first three quarters of 2019 and 2020, and our sales revenue derived from our top ten customers comprised 84% of our total sales revenue in the first three quarters of 2020 and 79% in the first three quarters of 2019.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Market Risks and Risk Management

A.	Market risks

The display industry may experience fluctuations in the average selling prices of TFT-LCD and OLED panels that do not correlate with cyclical patterns in the industry. Our margins would be adversely impacted if our selling prices fall below our costs.

In addition, given that the display industry is highly competitive, it may be difficult to maintain our current market position. We have experienced pressure on the prices of our major products and our margins due largely to additional industry capacity from competitors in Korea, China, Taiwan and Japan coupled with changes in the production mix of such competitors.

Our ability to compete successfully depends on factors both within and outside our control, including the development of products with differentiated technologies, timely investments, adaptable production capabilities, executability and reliability, product pricing, supply costs of components and raw materials, the success of our end-brand customers’ marketing efforts and general economic and industry conditions.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

8.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,125 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net loss on valuation of derivative instruments in the amount of ~~W~~10,005 million with respect to our currency risk derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, in order to mitigate risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we have entered into interest rate swap and cross currency swap agreements.

•

As of the end of the reporting period, we have entered into an aggregate of ~~W~~170 billion in interest rate swap agreements with Korean banks, including KB Kookmin Bank, for which we have not applied hedge accounting.

We recognized a net loss on valuation of derivative instruments in the amount of ~~W~~2,629 million with respect to our interest rate risk derivative instruments held during the reporting period.

9.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

10.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items(1)		2020 Q1~Q3	2019	2018
Material Cost		270,434	388,444	496,789
Labor Cost		440,191	618,187	630,695
Depreciation Expense		427,145	523,631	351,936
Others		190,972	246,027	277,699

Total R&D-Related Expenditures		1,328,742	1,776,289	1,757,119

Accounting Treatment(2)	Selling & Administrative Expenses	608,399	924,020	918,512
	Manufacturing Cost	479,515	414,324	465,772
	Development Cost (Intangible Assets)	240,828	437,945	372,835

R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.9%	7.6%	7.2%

(24)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(25)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm → 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14µm pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

11.	Intellectual Property

As of September 30, 2020, our cumulative patent portfolio (including patents that have already expired) included a total of 48,279 patents, consisting of 20,957 in Korea and 27,322 in other countries.

12.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed and currently operate various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2019 to the Korean government in April 2020 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2019	2018	2017
Greenhouse gases	5,885	6,696	6,314
Energy	62,776	64,296	63,451

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2045 by 65.1%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2019, we reduced our carbon dioxide greenhouse gas emission levels by 1.21 million tons, which was 0.40 million tons more than our initial target of 0.81 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for the operation of our domestic panel and module production facilities and our overseas module production plants in Paju, Gumi, Nanjing, Yantai, Guangzhou and Vietnam, and in December 2013, we have obtained energy management system ISO 50001 certifications for the operation of our domestic panel and module production plants and our overseas module production plants in Nanjing and Guangzhou and are operating such facilities in accordance with such certifications.

In addition, in August 2014, GP1, our newest 8th generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and we currently continue to maintain such certification. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities in 2018 and 2019. In addition, our continued efforts to reduce greenhouse gas emissions have been recognized from 2017 to 2019 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Trade, Industry and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Energy and the Korea Energy Agency in November 2018. Since 2019, we have been carrying out forest development activities around our manufacturing facilities after signing an agreement with Gyeong-gi Province to surround our facilities with forests to reduce air pollutants such as fine dust and have received a commendation for such efforts.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fine of ~~W~~3.0 million on November 22, 2018. We and our chief production officer appealed the trial court’s decision, and the case is currently pending appeal at the Uijeongbu District Court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	10,920,675	10,248,315	8,800,127
Quick assets	8,520,951	8,197,160	6,108,924
Inventories	2,399,724	2,051,155	2,691,203
Non-current assets	24,576,733	25,326,248	24,375,583
Investments in equity accounted investees	115,714	109,611	113,989
Property, plant and equipment, net	21,129,880	22,087,645	21,600,130
Intangible assets	794,126	873,448	987,642
Other non-current assets	2,537,013	2,255,544	1,673,822
Total assets	35,497,408	35,574,563	33,175,710
Current liabilities	11,202,372	10,984,976	9,954,483
Non-current liabilities	12,120,657	12,101,306	8,334,981
Total liabilities	23,323,029	23,086,282	18,289,464
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,841,972	7,503,312	10,239,965
Other equity	48,680	(203,021)	(300,968)
Non-controlling interest	1,243,535	1,147,798	907,057

Total equity	12,174,379	12,488,281	14,886,246

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	16,768,916	23,475,567	24,336,571
Operating profit (loss)	(714,582)	(1,359,382)	92,891
Operating profit (loss) from continuing operations	(691,606)	(2,872,078)	(179,443)
Profit (loss) for the period	(691,606)	(2,872,078)	(179,443)
Profit (loss) attributable to:
Owners of the Company	(657,735)	(2,829,705)	(207,239)
Non-controlling interest	(33,871)	(42,373)	27,796
Basic earnings (loss) per share	(1,838)	(7,908)	(579)
Diluted earnings (loss) per share	(1,838)	(7,908)	(579)
Number of consolidated entities	21	22	22

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	6,949,608	7,081,228	6,378,339
Quick assets	5,371,060	5,554,929	4,427,184
Inventories	1,578,548	1,526,299	1,951,155
Non-current assets	19,473,535	20,301,452	20,683,767
Investments	4,770,666	4,958,308	3,602,214
Property, plant and equipment, net	11,950,791	12,764,175	14,984,564
Intangible assets	635,134	708,047	816,808
Other non-current assets	2,116,944	1,870,922	1,280,181
Total assets	26,423,143	27,382,680	27,062,106
Current liabilities	9,695,093	9,140,483	7,416,630
Non-current liabilities	6,929,032	7,576,104	6,432,895
Total liabilities	16,624,125	16,716,587	13,849,525
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	5,758,826	6,625,901	9,172,389
Other equity	0	0	0
Total equity	9,799,018	10,666,093	13,212,581

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	15,841,644	21,658,329	22,371,687
Operating profit (loss)	(1,082,477)	(1,784,245)	(472,995)
Operating profit (loss) from continuing operations	(863,489)	(2,639,893)	(442,291)
Profit (loss) for the period	(863,489)	(2,639,893)	(442,291)
Basic earnings (loss) per share	(2,413)	(7,378)	(1,236)
Diluted earnings (loss) per share	(2,413)	(7,378)	(1,236)

C.	Consolidated subsidiaries (as of September 30, 2020)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd. (2)	Manufacturing and sales	China	72%

(1)

During the nine-month period ended September 30, 2020, we invested an additional ~~W~~6,119 million in LG Display Fund I LLC. There has been no change in our percentage equity interest in LG Display Fund I LLC due to such additional investment.

(2)

During the nine-month period ended September 30, 2020, the non-controlling shareholders invested an additional ~~W~~84,829 million. Due to such additional investment, our interest in LG Display High-Tech (China) Co., Ltd. has decreased from 75% as of the end of 2019 to 72% as of the end of the reporting period.

In addition, the liquidation process of LG Display Poland Sp. z o.o., our former consolidated subsidiary, was completed during nine-month period ended September 30, 2020, and as a result, we have reclassified ~~W~~72,654 million in accumulated other comprehensive losses due to foreign currency translation losses relating to such overseas operations to losses for the reporting period.

In addition to the subsidiaries listed above, we have invested an aggregate amount of ~~W~~1,300 million in money market trust accounts.

D.	Status of equity investments (as of September 30, 2020)

(1)	Consolidated subsidiaries

Company	Book Value of Investment Amount (in millions of Won)	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	36,815	September 24, 1999	100%
LG Display Germany GmbH	19,373	November 5, 1999	100%
LG Display Japan Co., Ltd.	15,686	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	35,230	April 12, 1999	100%
LG Display Nanjing Co., Ltd.	593,726	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	9,093	January 16, 2003	100%
LG Display Poland Sp. z o.o. (1)	—	September 6, 2005	—
LG Display Guangzhou Co., Ltd.	293,557	June 30, 2006	100%

Company	Book Value of Investment Amount (in millions of Won)	Initial Equity Investment Date	Equity Interest
LG Display Shenzhen Co., Ltd.	3,467	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	1,250	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	10,123	January 5, 2010	51%
LG Display Yantai Co., Ltd.	169,195	April 19, 2010	100%
Nanumnuri Co., Ltd.	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	723,086	December 10, 2012	70%
Unified Innovative Technology, LLC	9,489	March 12, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	218	April 28, 2015	100%
Global OLED Technology LLC	164,322	December 18, 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	672,658	May 5, 2016	100%
Suzhou Lehui Display Co., Ltd.	121,640	July 1, 2016	100%
LG Display Fund I LLC (2)	12,441	May 1, 2018	100%
LG Display High-Tech (China) Co., Ltd. (3)	1,794,547	July 11, 2018	72%
MMT (Money Market Trust)	1,300	January 2, 2018	100%

(1)	The liquidation process of LG Display Poland Sp. z o.o., our former consolidated subsidiary, was completed during May 2020.
(2)

During the nine-month period ended September 30, 2020, we invested an additional ~~W~~6,119 million in LG Display Fund I LLC. There has been no change in our interest in LG Display Fund I LLC due to such additional investment.

(3)

During the nine-month period ended September 30, 2020, the non-controlling shareholders invested an additional ~~W~~84,829 million. Due to such additional investment, our interest in LG Display High-Tech (China) Co., Ltd. has decreased from 75% as of the end of 2019 to 72% as of the end of the reporting period.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	48,780	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	7,538	June 2008	14%
YAS Co., Ltd.	~~W~~	24,279	April 2002	15%
Avatec Co., Ltd.	~~W~~	19,805	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH (1)	~~W~~	4,714	March 2003	12%
Material Science Co., Ltd.	~~W~~	5,320	January 2014	10%
Nanosys Inc. (2)	~~W~~	4,828	July 2001	3%

(1)

We did not participate in Cynora GmbH’s paid-in capital increase during the nine-month period ended September 30, 2020, and as a result, our equity interest decreased from 12.2% as of December 31, 2019 to 11.6% as of September 30, 2020.

(2)

We did not participate in Nanosys Inc.’s paid-in capital increase during the nine-month period ended September 30, 2020, and as a result, our equity interest decreased from 4% as of December 31, 2019 to 3% as of September 30, 2020.

For the nine-month periods ended September 30, 2019 and 2020, the aggregate amount of dividends we received from our affiliated companies was ~~W~~7,502 million and ~~W~~8,239 million, respectively.

14.	Audit Information

A.	Audit service

	(Unit: In millions of Won)
			Audit contract details		Actual performance details
Period	Auditor	Description of service	Compensation	Hours of service(1)	Compensation	Hours of service(1)
2020 Q1~Q3	KPMG Samjong	Audit by independent auditor	1,410 (540)(2)	20,426	680 (140)(2)	11,659
2019	KPMG Samjong	Audit by independent auditor	1,280 (500)(2)	20,000	1,280 (500)(2)	21,194
2018	KPMG Samjong	Audit by independent auditor	1,170 (450)(2)	19,000	1,170 (450)(2)	17,269

(26)	Total hours of service includes the number of hours for work related to the English audit and/or review reports and SOX 404 audit.
(27)	Compensation amount in ( ) is for work related to the English audit and/or review reports (including Form 20-F and 6-K filings) and SOX 404 audit.

B.	Non-audit service

	(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2020 Q1~Q3	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120
2018	September 11, 2018	Green bond verification	September 11, 2018 ~ October 9, 2018	45

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

16.	Board of Directors

A.	Members of the board of directors

As of September 30, 2020, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of September 30, 2020)
Name	Position	Primary responsibility
James (Hoyoung) Jeong(1)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh(2)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon	Director (non-standing)	Chairman of the board of directors
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management

(28)

James (Hoyoung) Jeong was newly appointed as a non-outside director at the annual general meeting of shareholders and as the representative director at the board of directors’ meeting, both held on March 20, 2020.

(29)	Donghee Suh was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 20, 2020.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh.

As of March 20, 2020, the composition of the Outside Director Nomination Committee was as follows.

(As of March 20, 2020)
Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee

(30)

Each of Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 20, 2020.

As of September 30, 2020, the composition of the Audit Committee was as follows.

(As of September 30, 2020)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee(2)

(31)	Sung-Sik Hwang is the audit committee chairman.
(32)	Chang-Yang Lee was newly appointed as an audit committee member at the annual general meeting of shareholders held on March 15, 2019.

C.	Independence of directors

Directors are appointed in accordance with applicable procedures under the Commercial Act, other relevant laws and regulations, our articles of association and our other internal regulations, and we do not maintain separate independence standards for the election of directors. However, in order to ensure fairness and independence in appointing our directors, our non-outside directors and other non-executive directors are nominated by the board of directors, and our outside directors are nominated by our Outside Director Nomination Committee, in each case for appointment at our shareholders’ meeting, in accordance with the relevant laws and regulations, our articles of association, board regulations and standards governing our Outside Director Nomination Committee. As part of such process, our board of directors and our Outside Director Nomination Committee conducts a rigorous review of each candidate for his or her independence, expertise and suitability as a director, among other factors.

17.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2020): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2020): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2020:

Name(1)	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Officer of member company	10,000	0.0%
Donghee Suh(2)	Officer of member company	9,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of September 30, 2020:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service(1)	18,161,082	5.08%

(33)	As of May 2, 2020.

18.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2020 Q1~Q3:

(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	1,699		566
Outside directors who are not audit committee members	1	59		59
Outside directors who are audit committee members	3	176		59

Total	7	1,934	(4)	276

(34)	Number of directors as at September 30, 2020.
(35)	Amount paid is calculated on the basis of amount of cash actually paid.
(36)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine-month periods ended September 30, 2020.
(37)

Due to Mr. Sang Beom Han’s resignation as a non-outside director and Mr. James (Hoyoung) Jeong’s nomination as a non-outside director at the annual general meeting of shareholders held on March 20, 2020, the total amount paid includes the remuneration paid to both directors.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

Not required for quarterly reports.

(5)	Stock options

Not applicable.

B.	Employees

As of September 30, 2020, we had 26,029 employees (excluding our directors). On average, our male employees have served 11.7 years and our female employees have served 9.7 years. The total amount of salary paid to our employees for the nine months ended September 30, 2020 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,241,374 million for our male employees and ~~W~~171,685 million for our female employees. The following table provides details of our employees as of September 30, 2020:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2019(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	21,969	1,241,374	56	11.7
Female	4,060	171,685	42	9.7
Total	26,029	1,413,059	54	11.4

(38)	Includes part-time employees and employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(39)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2020 was ~~W~~236,805 million and the per capita welfare benefit provided was ~~W~~9.0 million.

(40)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(41)	Includes incentive payments to employees who have transferred from our affiliated companies.
(42)	Calculated using the cumulative salary and the average number of employees (male: 22,135, female: 4,085) for the nine months ended September 30, 2020.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy) and were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees and were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

19.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

We are also a defendant in three patent infringement lawsuits (one in the United States, one in Germany and one in China) filed against us by Solas OLED Ltd. In each of these cases, the amount being sought has not been determined. A pre-trial hearing for the case in the United States was held on May 22, 2020 and the case is currently in the discovery phase. A court hearing for the case in Germany was held on September 11, 2020 and the court ruled against us on November 9, 2020. We are currently planning to appeal the trial court’s decision. In addition, a nullity action seeking invalidation of the patent asserted by Solas OLED Ltd. in the infringement lawsuit in Germany is currently in progress at the German Federal Patent Court. A court trial for the case in China has been scheduled for November 2020. The expected outcome of each of these cases is currently unclear.

B.	Material events subsequent to the reporting period

None.

C.	Material change in management

At our annual general meeting of shareholders held on March 20, 2020, Mr. Sang Beom Han resigned as a non-outside director, Mr. James (Hoyoung) Jeong was newly appointed as a non-outside director and Donghee Suh was reappointed for another term as a non-outside director. At our meeting of the board of directors held on March 20, 2020, Mr. James (Hoyoung) Jeong was appointed as our Representative Director.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2020, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2020 and 2019, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2019 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 11, 2020, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2020

This report is effective as of November 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2020 and December 31, 2019

(In millions of won)	Note	September 30, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 25	~~W~~	3,289,116	3,336,003
Deposits in banks	4, 25		78,252	78,757
Trade accounts and notes receivable, net	5, 14, 25, 27		3,769,138	3,154,080
Other accounts receivable, net	5, 25		160,106	474,048
Other current financial assets	6, 25		52,109	70,945
Inventories	7		2,399,724	2,051,155
Prepaid income tax			110,891	114,143
Other current assets	5		1,061,339	969,184

Total current assets			10,920,675	10,248,315
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		115,714	109,611
Other non-current accounts receivable, net	5, 25		7,289	9,072
Other non-current financial assets	6, 25		139,269	111,510
Property, plant and equipment, net	9, 14, 17		21,129,880	22,087,645
Intangible assets, net	10, 17		794,126	873,448
Deferred tax assets	23		2,119,970	1,727,122
Defined benefits assets, net	12		10,118	127,252
Other non-current assets	5		260,356	280,577

Total non-current assets			24,576,733	25,326,248

Total assets		~~W~~	35,497,408	35,574,563

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	4,037,188	2,618,261
Current financial liabilities	11, 25		2,591,746	1,977,084
Other accounts payable	25		3,120,624	4,397,121
Accrued expenses			637,189	675,270
Income tax payable			30,749	120,034
Provisions	13		183,538	189,525
Advances received	14		549,760	925,662
Other current liabilities	13		51,578	82,019

Total current liabilities			11,202,372	10,984,976
Non-current financial liabilities	11, 25		11,942,430	11,612,910
Non-current provisions	13		71,784	67,118
Defined benefit liabilities, net	12		1,596	1,338
Long-term advances received	14		—	320,582
Deferred tax liabilities	23		9,767	11,210
Other non-current liabilities	13		95,080	88,148

Total non-current liabilities			12,120,657	12,101,306

Total liabilities			23,323,029	23,086,282

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,841,972	7,503,312
Reserves	15		48,680	(203,021)

Total equity attributable to owners of the Controlling Company			10,930,844	11,340,483

Non-controlling interests			1,243,535	1,147,798

Total equity			12,174,379	12,488,281

Total liabilities and equity		~~W~~	35,497,408	35,574,563

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2020		2019	2020	2019
Revenue	16, 17, 27	~~W~~	6,737,646	5,821,681	16,768,916	17,053,872
Cost of sales	7, 18, 27		(5,892,303)	(5,520,082)	(15,517,233)	(15,637,832)

Gross profit			845,343	301,599	1,251,683	1,416,040
Selling expenses	19		(220,597)	(247,756)	(584,242)	(722,564)
Administrative expenses	19		(186,843)	(272,799)	(554,034)	(655,805)
Research and development expenses			(273,543)	(217,782)	(827,989)	(975,171)

Operating profit (loss)			164,360	(436,738)	(714,582)	(937,500)

Finance income	22		117,458	143,943	354,300	267,229
Finance costs	22		(320,965)	(177,376)	(567,375)	(359,005)
Other non-operating income	21		332,243	308,549	1,055,997	975,549
Other non-operating expenses	21		(352,949)	(441,893)	(1,158,478)	(1,127,397)
Equity in income of equity accounted investees, net			5,524	3,306	11,989	9,859

Loss before income tax			(54,329)	(600,209)	(1,018,149)	(1,171,265)
Income tax benefit	23		(65,450)	(158,005)	(326,543)	(116,241)

Profit (loss) for the period			11,121	(442,204)	(691,606)	(1,055,024)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(1,042)	(1,355)	(4,824)	(6,203)
Other comprehensive income from associates			—	107	40	240
Related income tax	12		266	332	1,238	(3,219)

			(776)	(916)	(3,546)	(9,182)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			63,938	37,529	294,107	226,967
Other comprehensive income (loss) from associates			(678)	2,957	2,314	7,063

			63,260	40,486	296,421	234,030

Other comprehensive income for the period, net of income tax			62,484	39,570	292,875	224,848

Total comprehensive income (loss) for the period		~~W~~	73,605	(402,634)	(398,731)	(830,176)

Profit (loss) attributable to:
Owners of the Controlling Company			30,377	(419,354)	(657,735)	(1,028,664)
Non-controlling interests			(19,256)	(22,850)	(33,871)	(26,360)

Profit (loss) for the period		~~W~~	11,121	(442,204)	(691,606)	(1,055,024)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			76,469	(379,060)	(410,055)	(834,801)
Non-controlling interests			(2,864)	(23,574)	11,324	4,625

Total comprehensive income (loss) for the year		~~W~~	73,605	(402,634)	(398,731)	(830,176)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	24	~~W~~	85	(1,172)	(1,838)	(2,875)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condesned Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019

(Unaudited)

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the period
Loss for the period		—	—	(1,028,664)	—	(1,028,664)	(26,360)	(1,055,024)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(9,422)	—	(9,422)	—	(9,422)
Foreign currency translation differences		—	—	—	195,982	195,982	30,985	226,967
Other comprehensive income from associates		—	—	240	7,063	7,303	—	7,303

Total other comprehensive income (loss)		—	—	(9,182)	203,045	193,863	30,985	224,848

Total comprehensive income (loss) for the period	~~W~~	—	—	(1,037,846)	203,045	(834,801)	4,625	(830,176)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at September 30, 2019	~~W~~	1,789,079	2,251,113	9,201,528	(99,090)	13,142,630	1,183,295	14,325,925

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the period
Loss for the period		—	—	(657,735)	—	(657,735)	(33,871)	(691,606)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,586)	—	(3,586)	—	(3,586)
Foreign currency translation differences		—	—	—	248,912	248,912	45,195	294,107
Other comprehensive income from associates		—	—	40	2,314	2,354	—	2,354

Total other comprehensive income (loss)		—	—	(3,546)	251,226	247,680	45,195	292,875

Total comprehensive income (loss) for the period	~~W~~	—	—	(661,281)	251,226	(410,055)	11,324	(398,731)

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	(59)	475	416	84,413	84,829

Balances at September 30, 2020	~~W~~	1,789,079	2,251,113	6,841,972	48,680	10,930,844	1,243,535	12,174,379

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the period		~~W~~	(691,606)	(1,055,024)
Adjustments for:
Income tax benefit	23		(326,543)	(116,241)
Depreciation and amortization	18		3,045,977	2,686,784
Gain on foreign currency translation			(134,422)	(100,605)
Loss on foreign currency translation			135,228	196,923
Expenses related to defined benefit plans	12		120,467	147,814
Gain on disposal of property, plant and equipment			(13,334)	(13,571)
Loss on disposal of property, plant and equipment			29,328	31,726
Impairment loss on property, plant and equipment			8,611	36,371
Gain on disposal of intangible assets			(121)	(552)
Loss on disposal of intangible assets			28	139
Impairment loss on intangible assets			69,293	116,506
Reversal of impairment loss on intangible assets			(1,260)	(480)
Gain on disposal of non-current assets held for sale			—	(8,353)
Expense on increase of provisions			211,576	286,970
Finance income			(181,678)	(183,852)
Finance costs			378,065	290,399
Equity in income of equity method accounted investees, net	8		(11,989)	(9,860)
Other income			(20,211)	(18,926)
Other expenses			72,654	4,114

			3,381,669	3,345,306
Changes in:
Trade accounts and notes receivable			(1,323,710)	(1,138,581)
Other accounts receivable			92,367	10,693
Inventories			(349,940)	(51,755)
Lease receivables			4,071	4,485
Other current assets			(37,587)	(276,791)
Other non-current assets			(52,315)	(20,474)
Trade accounts and notes payable			1,511,416	(452,958)
Other accounts payable			(487,351)	1,319,025
Accrued expenses			(18,679)	285,349
Provisions			(201,117)	(197,371)
Advances received			(83,466)	—
Other current liabilities			(36,835)	(67,127)
Defined benefit liabilities, net			(7,957)	(23,345)
Long-term advances received			—	63,672
Other non-current liabilities			9,013	9,343

			(982,090)	(535,835)
Cash generated from operating activities			1,707,973	1,754,447
Income taxes paid			(142,092)	(251,372)
Interests received			50,124	39,566
Interests paid			(428,308)	(299,156)

Net cash provided by operating activities		~~W~~	1,187,697	1,243,485

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from investing activities:
Dividends received		~~W~~	8,239	7,502
Increase in deposits in banks			(78,052)	(111,180)
Proceeds from withdrawal of deposits in banks			78,557	111,580
Acquisition of financial assets at fair value through profit or loss			(3,226)	(708)
Proceeds from disposal of financial assets at fair value through profit or loss			100	213
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	99
Proceeds from disposal of investments in equity accounted investees			1,800	7,039
Acquisition of property, plant and equipment			(2,167,458)	(5,924,316)
Proceeds from disposal of property, plant and equipment			310,539	281,167
Acquisition of intangible assets			(293,058)	(424,142)
Proceeds from disposal of intangible assets			1,550	2,349
Government grants received			30,046	248,124
Proceeds from disposal of non-current assets held for sale			—	81,351
Receipt from settlement of derivatives			25,482	22,852
Proceeds from collection of short-term loans			10,151	14,656
Increase in short-term loans			—	(8,725)
Increase in long-term loans			—	(6,465)
Increase in deposits			(1,470)	(30,501)
Decrease in deposits			1,285	5,205
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(2,064,509)	(5,703,505)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			1,928,654	1,817,444
Repayments of short-term borrowings			(1,933,372)	(1,131,464)
Proceeds from issuance of bonds			49,949	1,323,239
Proceeds from long-term borrowings			1,709,775	3,765,753
Repayments of current portion of long-term borrowings and bonds			(1,036,847)	(1,223,299)
Repayment of lease liabilities			(50,702)	(45,357)
Capital contribution from non-controlling interests			84,829	276,396
Subsidiaries’ dividends distributed to non-controlling interests			—	(6,541)

Net cash provided by financing activities			752,286	4,776,171

Net increase (decrease) in cash and cash equivalents			(124,526)	316,151
Cash and cash equivalents at January 1			3,336,003	2,365,022
Effect of exchange rate fluctuations on cash held			77,639	78,519

Cash and cash equivalents at September 30		~~W~~	3,289,116	2,759,692

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2020, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2020, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2020, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2020, there are 23,297,750 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2020

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 11
LG Display High-Tech (China) Co., Ltd. (*2)	Guangzhou, China	72%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,070

1.	Reporting Entity, Continued

(*1)

For the nine-month period ended September 30, 2020, the Controlling Company contributed ~~W~~6,119 million in cash for the capital increase by LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the nine-month period ended September 30, 2020, non-controlling shareholders contributed ~~W~~84,829 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Group’s ownership percentage in LGDCO decreased from 75% to 72% as a result.

Meanwhile, the liquidation process of LG Display Poland Sp. z o.o., a subsidiary of the Controlling Company, was completed during the nine-month period ended September 30, 2020 and the Group reclassified the comprehensive loss amounting to ~~W~~72,654 million from foreign currency translation differences to profit or loss.

In addition to the above subsidiaries, the Group has invested ~~W~~1,300 million in MMT (Money Market Trust), which is controlled by the Group.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2019.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2019, except for the application of K-IFRS No.1034, Interim Financial Reporting. A number of amended standards are effective from January 1, 2020 but they do not have a material effect on the Group’s consolidated financial statements.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	3,289,116	3,336,003
Deposits in banks
Time deposits	~~W~~	1,400	1,500
Restricted deposits (*)		76,852	77,257

	~~W~~	78,252	78,757

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	3,367,379	3,414,771

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Due from third parties	~~W~~	3,108,870	2,576,391
Due from related parties		660,268	577,689

	~~W~~	3,769,138	3,154,080

(b)	Other accounts receivable as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	148,004	463,614
Accrued income		12,102	10,434

	~~W~~	160,106	474,048

Non-current assets
Long-term non-trade receivables		7,289	9,072

	~~W~~	167,395	483,120

Due from related parties included in other accounts receivable as of September 30, 2020 and December 31, 2019 are ~~W~~19,370 million and ~~W~~19,431 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,762,930	118,397	(1,252)	(1,863)
1-15 days past due		5,336	197	(1)	—
16-30 days past due		2,125	56	—	—
31-60 days past due		—	549	—	(3)
More than 60 days past due		—	50,087	—	(25)

	~~W~~	3,770,391	169,286	(1,253)	(1,891)

	December 31, 2019
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
1-15 days past due		34,626	3,512	(6)	(1)
16-30 days past due		—	598	—	(4)
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	460	3,322	477	1,281
(Reversal of) bad debt expense		793	(367)	(17)	2,041
Write-off		—	(1,064)	—	—

Balance at the end of the reporting period	~~W~~	1,253	1,891	460	3,322

5.	Receivables and Other Assets, Continued

(d)	Other assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Advanced payments	~~W~~	44,508	6,203
Prepaid expenses		165,051	114,145
Value added tax refundable		835,991	826,730
Right to recover returned goods		15,789	22,106

	~~W~~	1,061,339	969,184

Non-current assets
Long-term prepaid expenses	~~W~~	238,198	272,835
Long-term advanced payments		22,158	7,742

	~~W~~	260,356	280,577

6.	Other Financial Assets

Other financial assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	14,367	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	24	6
Financial assets carried at amortized cost
Deposits	~~W~~	3,242	9,585
Short-term loans		28,414	21,623
Lease receivables		6,062	5,695

	~~W~~	37,718	36,903

	~~W~~	52,109	70,945

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	1,104
Kyulux, Inc.		168	1,889
Fineeva Co., Ltd.		4	4
Looksten Inc.		100	—
Star Pickers. Inc.		100	—
ARCH Venture Fund VIII, L.P		6,321	6,302
Sierra Ventures XII, L.P		2,347	580

	~~W~~	10,144	9,879

Convertible securities	~~W~~	2,718	1,544
Derivatives(*)		66,610	15,640

	~~W~~	79,472	27,063

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	70
Financial assets carried at amortized cost
Deposits	~~W~~	21,631	21,451
Long-term loans		19,765	40,827
Lease receivables		18,353	22,099

	~~W~~	59,749	84,377

	~~W~~	139,269	111,510

(*)	Represents currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Finished goods	~~W~~	930,120	730,009
Work-in-process		779,288	756,744
Raw materials		520,387	405,854
Supplies		169,929	158,548

	~~W~~	2,399,724	2,051,155

For the nine-month periods ended September 30, 2020 and 2019, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2020		2019
Inventories recognized as cost of sales	~~W~~	15,517,233	15,637,832
Inventory write-downs		397,045	493,486
Usage of inventory write-downs		(472,885)	(313,180)

8.	Investments in Equity Accounted Investees

Associates as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2020			December 31, 2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	48,780	40%	~~W~~	50,697
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		7,538	14%		7,310
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		24,729	15%		19,424
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		19,805	14%		19,929
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH(*1)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		4,714	12%		4,714

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2020			December 31, 2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	5,320	10%	~~W~~	2,354
Nanosys Inc.(*2)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	3%		4,828	4%		5,183

						~~W~~	115,714		~~W~~	109,611

(*1)

For the nine-month period ended September 30, 2020, the Controlling Company’s ownership percentage in Cynora GmbH decreased from 12.2% to 11.6% as the Controlling Company did not participate in the rights issue.

(*2)

For the nine-month period ended September 30, 2020, the Controlling Company’s ownership percentage in Nanosys Inc. decreased from 4% to 3% as the Controlling Company did not participate in the rights issue.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the nine-month periods ended September 30, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~7,502 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2020 and 2019, the Group purchased property, plant and equipment of ~~W~~1,601,271 million and ~~W~~4,865,409 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~168,558 million and 3.89%, and ~~W~~212,218 million and 3.53% for the nine-month periods ended September 30, 2020 and 2019, respectively. In addition, for the nine-month periods ended September 30, 2020 and 2019, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~100,442 million and ~~W~~572,664 million, respectively, and recognized ~~W~~13,334 million and ~~W~~29,328 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2020 (gain and loss for the nine-month period ended September 30, 2019: ~~W~~13,571 million and ~~W~~31,726 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2020 and December 31, 2019 are ~~W~~329,825 million and ~~W~~375,183 million, respectively. In addition, for the nine-month period ended September 30, 2020, the Group recognized an impairment loss amounting to ~~W~~68,618 million in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	697,657	696,793
Current portion of long-term borrowings and bonds		1,832,888	1,242,904
Derivatives (*)		17,000	—
Lease liabilities		44,201	37,387

	~~W~~	2,591,746	1,977,084

Non-current
Won denominated borrowings	~~W~~	2,544,375	2,692,560
Foreign currency denominated borrowings		6,808,093	6,107,117
Bonds		2,490,657	2,741,516
Derivatives(*)		47,527	20,592
Lease liabilities		51,778	51,125

	~~W~~	11,942,430	11,612,910

(*)

Represents currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2020 (%)(*)	September 30, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	352,050		347,340
Bank of China	6ML + 1.50		80,981		—
Standard Chartered Bank Vietnam and others	3ML + 0.90		50,461		61,613
Standard Chartered Bank (China) Limited and others	LPR(1Y) + 0.05~0.45 3.71		214,165		287,840

Foreign currency equivalent		USD	412	USD	353
		CNY	1,246	CNY	1,737

		~~W~~	697,657		696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and LPR represents Loan Prime Rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2020 (%)(*)	September 30, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	120	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 2.21~3.40		3,281,875	3,330,000
Less current portion of long-term borrowings			(737,620)	(638,048)

		~~W~~	2,544,375	2,692,560

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2020 (%)	September 30, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML+0.75~2.20 6ML+1.25~1.35	~~W~~	1,730,913		1,696,177
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: LPR(5Y)+0.44, LPR(1Y)+0.00~0.50, 4.70		5,722,629		4,606,094

Foreign currency equivalent		USD	2,690	USD	2,767
		CNY	24,999	CNY	18,699
Less current portion of long-term borrowings			(645,449)		(195,154)

		~~W~~	6,808,093		6,107,117

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2020 (%)	September 30, 2020		December 31, 2019
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2020 ~ February 2024	1.95~2.95	~~W~~	1,470,000		1,730,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000		110,000
Less discount on bonds				(2,160)		(3,404)
Less current portion				(449,819)		(409,702)

			~~W~~	1,178,021		1,426,894

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	352,050		347,340
Privately issued bonds	April 2023	3ML+1.47		117,350		115,780
Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(4,327)		(6,883)

			~~W~~	465,073		456,237

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	847,563		858,385
Foreign currency equivalent			USD	722	USD	741

			~~W~~	2,490,657		2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of convertible bonds issued and outstanding by the Controlling Company as of September 30, 2020 are as follows:

(In won, USD)	Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

- On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

- The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

- In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2020 is as follows:

(In won and No. of shares)	September 30, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company and certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,522,899	1,481,339
Fair value of plan assets		(1,531,421)	(1,607,253)

	~~W~~	(8,522)	(125,914)

Defined benefit liabilities, net		1,596	1,338
Defined benefit assets, net		10,118	127,252

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Current service cost	~~W~~	40,969	49,012	122,796	146,903
Net interest cost		(776)	303	(2,329)	911

	~~W~~	40,193	49,315	120,467	147,814

(c)	Plan assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,531,421	1,607,253

As of September 30, 2020, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Remeasurements of net defined benefit liabilities	~~W~~	(1,042)	(1,355)	(4,824)	(6,203)
Tax effect		266	332	1,238	(3,219)

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(776)	(1,023)	(3,586)	(9,422)

13.    Provisions and Other Liabilities

(a)	Changes in provisions for the nine-month period ended September 30, 2020 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	230,262	26,381	256,643
Additions (reversal)		200,574	(6,498)	194,076
Usage		(194,619)	(778)	(195,397)

Balance at September 30, 2020	~~W~~	236,217	19,105	255,322

Current	~~W~~	164,433	19,105	183,538
Non-current	~~W~~	71,784	—	71,784

(*)

Product warranties on defective products is normally applicable for 18~36 months from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current liabilities
Withholdings	~~W~~	34,018	28,376
Unearned revenue		11,710	44,333
Security deposits received		5,850	9,310

	~~W~~	51,578	82,019

Non-current liabilities
Long-term accrued expenses	~~W~~	84,758	78,537
Long-term other accounts payable		29	1,069
Long-term unearned revenue		3,923	6,852
Security deposits received		6,370	1,690

	~~W~~	95,080	88,148

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust Litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of September 30, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in the Mannheim District Court in Germany. In addition, in May 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company, television manufacturers and others in the Beijing Intellectual Property Court in China. In November 2020, the Mannheim District Court issued a decision in favor of the plaintiff. The Group will appeal Mannheim District Court’s November decision. Furthermore, a nullity action is currently ongoing in the German Federal Patent Court against the asserted patent. As of September 30, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,115 million (~~W~~1,308,453 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2020, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreements and the amount of sold but not yet due accounts receivables by contract are as follows:

		Credit limit			Not yet due
(In millions of USD and KRW) Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	60	70,410	USD	30	35,208
	Sumitomo Mitsui Banking Corporation	USD	20	23,470		—	—
	MUFG Bank	KRW	130,000	130,000	KRW	24,734	24,734
		USD	70	82,145		—	—
	BNP Paribas	USD	125	146,688	USD	15	17,630
	ING Bank	USD	150	176,025	USD	40	47,129

		USD	425	718,738	USD	85

		KRW	220,000		KRW	24,734	124,701

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	352,050	USD	117	137,655

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	17,603		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	82,145	USD	44	51,634
	KGI Bank Co., Ltd.	USD	30	35,205	USD	6	7,042

LG Display Germany GmbH	BNP Paribas	USD	75	88,013	USD	45	53,032
	DZ Bank AG	USD	18	21,624	USD	10	11,258
	Commerzbank AG	USD	2	2,010	USD	0	9

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	469,400	USD	300	352,050
	Standard Chartered Bank	USD	600	704,100	USD	267	313,900
	Sumitomo Mitsui Banking Corporation	USD	200	234,700	USD	20	23,471

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD	120	140,820	USD	1	1,159

		USD	1,830	2,147,670	USD	810	951,210

		USD	2,255	2,866,408	USD	895	1,075,911
		KRW	220,000		KRW	24,734

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of September 30, 2020, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~176,025 million) with KEB Hana Bank, USD 50 million (~~W~~58,675 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~117,350 million) with Industrial Bank of Korea, USD 100 million (~~W~~117,350 million) with Industrial and Commercial Bank of China, USD 200 million (~~W~~234,700 million) with Shinhan Bank, USD 100 million (~~W~~117,350 million) with KB Kookmin Bank, USD 50 million (~~W~~58,675 million) with MUFG Bank and USD 200 million (~~W~~234,700 million) with the Export-Import Bank of Korea.

Meanwhile, LG Display Guangzhou Co., Ltd. has an agreement in relation to the opening of letters of credit up to CNY 500 million (~~W~~85,950 million) with Bank of China.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 475 million (~~W~~557,413 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~358,871 million) from Korea Development Bank for foreign currency denominated bonds.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,332 million (~~W~~228,971 million), JPY 900 million (~~W~~10,009 million), EUR 2.5 million (~~W~~3,424 million), VND 47,554 million (~~W~~2,406 million), and USD 0.5 million (~~W~~587 million), respectively, for their local tax payments and utility payments.

License agreements

As of September 30, 2020, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual properties agreements with various companies as of September 30, 2020.

Long-term supply agreement

As of September 30, 2020, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 338 million (~~W~~396,056 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 475 million (~~W~~557,413 million) from KEB Hana Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

Pledged Assets

Regarding the secured bank borrowing amounting to CNY 19,320 million (~~W~~3,321,108 million) from China Construction Bank and others, as of September 30, 2020, the Group provided its property, plant and equipment with carrying amount of ~~W~~678,863 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to September 30, 2020.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity accounted investees.

Reserves as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Foreign currency translation differences for foreign operations	~~W~~	70,935	(178,452)
Other comprehensive loss from associates		(22,255)	(24,569)

	~~W~~	48,680	(203,021)

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2020		2019	2020	2019
Sales of goods	~~W~~	6,726,898	5,813,291	16,736,141	17,026,655
Royalties		2,967	3,012	10,666	9,661
Others		7,781	5,378	22,109	17,556

	~~W~~	6,737,646	5,821,681	16,768,916	17,053,872

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2020 and 2019.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
Region	2020		2019	2020	2019
Domestic	~~W~~	260,656	275,417	750,144	1,005,263
Foreign
China		4,591,991	3,848,616	11,438,314	10,971,875
Asia (excluding China)		555,275	609,797	1,638,955	1,847,276
United States		655,860	502,786	1,393,806	1,476,344
Europe (excluding Poland)		334,211	394,782	863,844	1,106,974
Poland		339,653	190,283	683,853	646,140

	~~W~~	6,476,990	5,546,264	16,018,772	16,048,609

	~~W~~	6,737,646	5,821,681	16,768,916	17,053,872

Sales to Company A and Company B amount to ~~W~~6,868,453 million and ~~W~~2,913,957 million, respectively, for the nine-month period ended September 30, 2020 (the nine-month period ended September 30, 2019: ~~W~~5,695,420 million and ~~W~~3,444,284 million). The Group’s top ten end-brand customers together accounted for 84% of revenue for the nine-month period ended September 30, 2020 (the nine-month period ended September 30, 2019: 79%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	September 30, 2020			December 31, 2019
(In millions of won) Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,951,581	635,134	12,764,240	708,047
Foreign
China		7,283,929	39,597	7,391,279	34,337
Vietnam		1,876,609	8,393	1,923,765	7,630
Others		17,761	111,002	8,361	123,434

	~~W~~	9,178,299	158,992	9,323,405	165,401

	~~W~~	21,129,880	794,126	22,087,645	873,448

(c)	Revenue by product and services

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2020		2019	2020	2019
Televisions	~~W~~	1,901,974	1,888,747	4,580,438	6,183,831
Desktop monitors		1,132,246	1,052,998	3,152,401	3,006,075
Notebook computers & Tablet products		1,755,426	1,249,156	4,233,736	3,753,648
Mobile and others		1,948,000	1,630,780	4,802,341	4,110,318

	~~W~~	6,737,646	5,821,681	16,768,916	17,053,872

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Changes in inventories	~~W~~	(360,339)	(157,973)	(348,569)	(35,991)
Purchases of raw materials, merchandise and others		3,780,160	3,367,883	9,266,342	9,297,391
Depreciation and amortization		1,124,049	973,612	3,045,977	2,686,784
Outsourcing		277,529	199,230	701,105	632,772
Labor		746,642	894,698	2,138,058	2,457,134
Supplies and others		238,696	175,535	608,997	623,799
Utility		247,062	246,219	651,418	679,073
Fees and commissions		175,656	175,613	478,695	532,586
Shipping		47,852	48,304	129,118	155,008
Advertising		26,158	49,915	95,616	84,401
Warranty		98,456	85,421	200,576	283,778
Travel		23,017	24,611	46,338	74,319
Taxes and dues		32,809	26,265	105,754	81,277
Impairment loss on property, plant, and equipment		—	26,606	8,611	36,371
Impairment loss on intangible assets		38,782	116,026	69,293	116,026
Others		131,975	161,474	483,732	481,814

	~~W~~	6,628,504	6,413,439	17,681,061	18,186,542

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Salaries(*)	~~W~~	72,952	165,045	218,704	337,735
Expenses related to defined benefit plans		6,636	8,681	19,892	25,337
Other employee benefits		16,145	17,632	49,995	60,464
Shipping		38,637	39,952	101,665	129,540
Fees and commissions		57,593	54,157	163,126	164,970
Depreciation		50,481	60,520	160,975	169,386
Taxes and dues		17,764	10,576	62,540	35,513
Advertising		26,158	49,915	95,616	84,401
Warranty		98,456	85,421	200,576	283,778
Insurance		3,452	2,933	9,429	8,420
Travel		2,247	6,087	6,839	18,013
Training		2,368	3,613	5,423	10,363
Others		14,551	16,023	43,496	50,449

	~~W~~	407,440	520,555	1,138,276	1,378,369

(*)	Expenses recognized in relation to employee termination benefits for the nine-month periods ended September 30, 2020 and 2019 amount to ~~W~~1,139 million and ~~W~~84,083 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Salaries and wages	~~W~~	590,328	738,442	1,707,293	2,046,813
Other employee benefits		110,565	121,985	320,073	364,307
Contributions to National Pension plan		16,674	18,997	50,644	55,150
Expenses related to defined benefit plans and defined contribution plans		40,267	49,316	120,942	147,832

	~~W~~	757,834	928,740	2,198,952	2,614,102

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Foreign currency gain	~~W~~	304,286	286,581	1,000,386	928,925
Gain on disposal of property, plant and equipment		4,288	4,946	13,334	13,571
Gain on disposal of intangible assets		121	—	121	552
Reversal of impairment loss on intangible assets		660	279	1,260	480
Rental income		905	695	2,942	2,085
Gain on disposal of non-current assets held for sale		—	—	—	8,353
Others		21,983	16,048	37,954	21,583

	~~W~~	332,243	308,549	1,055,997	975,549

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Foreign currency loss	~~W~~	297,731	286,873	960,915	932,227
Other bad debt expense		—	643	—	1,041
Loss on disposal of property, plant and equipment		10,709	9,727	29,328	31,726
Loss on disposal of intangible assets		21	—	28	139
Impairment loss on property, plant and equipment		—	26,606	8,611	36,371
Impairment loss on intangible assets		38,782	116,506	69,293	116,506
Loss on disposal of investments in subsidiaries		—	—	72,654	—
Donations		327	180	753	605
Others		5,379	1,358	16,896	8,782

	~~W~~	352,949	441,893	1,158,478	1,127,397

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Finance income
Interest income	~~W~~	16,669	14,089	52,719	36,016
Foreign currency gain		100,274	39,548	188,911	86,834
Gain on disposal of investments in equity accounted investees		—	4,531	—	4,531
Gain on transaction of derivatives		515	9,685	28,066	22,852
Gain on valuation of derivatives		—	76,090	50,970	116,990
Gain on valuation of financial assets at fair value through profit or loss		—	—	—	6
Gain on valuation of financial liabilities at fair value through profit or loss		—	—	33,634	—

	~~W~~	117,458	143,943	354,300	267,229

Finance costs
Interest expense	~~W~~	111,944	57,398	258,238	108,980
Foreign currency loss		57,875	97,782	234,870	206,095
Loss on repayment of borrowings		296	—	794	—
Loss on sale of trade accounts and notes receivable		1,194	3,713	4,135	15,937
Loss on transaction of derivatives		2,585	—	2,585	—
Loss on valuation of derivatives		46,550	—	63,603	3,564
Loss on valuation of financial assets at fair value through profit or loss		228	—	1,721	3,960
Loss on valuation of financial liabilities at fair value through profit or loss		99,945	9,059	—	9,059
Others		348	9,424	1,429	11,410

	~~W~~	320,965	177,376	567,375	359,005

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Current tax expense (benefit)	~~W~~	(4,767)	34,217	66,510	145,445
Deferred tax expense (benefit)		(60,683)	(192,222)	(393,053)	(261,686)

Income tax expense (benefit)	~~W~~	(65,450)	(158,005)	(326,543)	(116,241)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2020 and December 31, 2019 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2020		December, 31, 2019	September 30, 2020	December,31, 2019	September 30, 2020	December, 31, 2019
Other accounts receivable, net	~~W~~	—	—	(689)	(4,364)	(689)	(4,364)
Inventories, net		114,997	89,522	—	—	114,997	89,522
Defined benefit liabilities, net		—	—	(13,766)	—	(13,766)	—
Investments in subsidiaries and associates		—	—	(75,817)	(20,015)	(75,817)	(20,015)
Accrued expenses		121,864	131,196	—	—	121,864	131,196
Property, plant and equipment		702,892	691,599	(76,384)	(21,690)	626,508	669,909
Intangible assets		19,686	21,886	(9,291)	(10,759)	10,395	11,127
Provisions		51,792	59,875	—	(4,446)	51,792	55,429
Other temporary differences		117,559	137,667	(789)	(328)	116,770	137,339
Tax losses carryforwards		1,068,072	607,432	—	—	1,068,072	607,432
Tax credit carryforwards		90,077	38,337	—	—	90,077	38,337

Deferred tax assets (liabilities)	~~W~~	2,286,939	1,777,514	(176,736)	(61,602)	2,110,203	1,715,912

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In won and number of shares)	2020		2019	2020	2019
Profit (loss) attributable to owners of the Controlling Company	~~W~~	30,377,146,594	(419,353,052,881)	(657,734,674,606)	(1,028,663,506,656)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	85	(1,172)	(1,838)	(2,875)

For the three-month and nine-month periods ended September 30, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there is no dilution effects of potential common stocks for the nine-month period ended September 30, 2020. As of September 30, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2020 and December 31, 2019 is as follows:

	September 30, 2020
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,199	406	10,362	21	3	2	79,762
Trade accounts and notes receivable	3,048	2	509	—	—	—	—
Non-trade receivables	53	120	244	1	2	—	8,767
Other assets denominated in foreign currencies	—	207	54	6	—	—	4,538
Trade accounts and notes payable	(1,598)	(9,808)	(2,143)	—	—	—	(436,319)
Other accounts payable	(194)	(5,748)	(1,808)	(3)	(4)	—	(498,873)
Financial liabilities	(4,220)	—	(26,245)	—	—	—	—

	(1,712)	(14,821)	(19,027)	25	1	2	(842,125)

Currency interest rate swap contracts	2,125	—	—	—	—	—	—

Net exposure	413	(14,821)	(19,027)	25	1	2	(842,125)

	December 31, 2019
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivables	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Currency interest rate swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

25.	Financial Risk Management, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2020 and 2019 and the exchange rates at September 30, 2020 and December 31, 2019 are as follows:

	Average rate			Reporting date spot rate
(In won)	2020		2019	September 30, 2020		December 31, 2019
USD	~~W~~	1,200.52	1,161.69	~~W~~	1,173.50	1,157.80
JPY		11.16	10.65		11.12	10.63
CNY		171.46	169.11		171.90	165.74
TWD		40.33	37.44		40.31	38.48
EUR		1,349.23	1,305.11		1,369.42	1,297.43
PLN		305.16	303.51		298.51	304.87
VND		0.0516	0.0500		0.0506	0.0500

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2020 and December 31, 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2020			December 31, 2019
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(6,521)	81,041	23,570	105,398
JPY (5 percent weakening)		(6,311)	(5,088)	(8,397)	(6,418)
CNY (5 percent weakening)		(163,647)	312	(92,454)	11
TWD (5 percent weakening)		50	—	772	—
EUR (5 percent weakening)		(12)	206	221	(278)
PLN (5 percent weakening)		25	25	8,036	28
VND (5 percent weakening)		(1,545)	(1,545)	(1,871)	(1,871)

A stronger won against the above currencies as of September 30, 2020 and December 31, 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

25.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest rate swap contracts amounting to USD 1,825 million (~~W~~2,141,638 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2020 and December 31, 2019 is as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	3,367,439	3,414,838
Financial liabilities		(6,368,500)	(6,066,554)

	~~W~~	(3,001,061)	(2,651,716)

Variable rate instruments
Financial liabilities	~~W~~	(8,005,170)	(7,414,336)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2020 and December 31, 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2020
Variable rate instruments (*)	~~W~~	(43,833)	43,833	(43,833)	43,833
December 31, 2019
Variable rate instruments (*)	~~W~~	(38,774)	38,774	(38,774)	38,774

(*)	Financial instruments related to non-hedging interest rate swaps are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,289,116	3,336,003
Deposits in banks		78,263	78,768
Trade accounts and notes receivable, net		3,769,138	3,154,080
Non-trade receivables		148,004	463,614
Accrued income		12,102	10,434
Deposits		24,873	31,036
Short-term loans		28,414	21,623
Long-term loans		19,765	40,827
Long-term non-trade receivables		7,289	9,072
Lease receivables		24,415	27,794

	~~W~~	7,401,379	7,173,251

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,718	1,544
Derivatives		80,977	49,676

	~~W~~	83,695	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	76

	~~W~~	7,485,146	7,224,547

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2020.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,433,194	12,396,515	1,466,203	959,519	2,990,082	6,188,791	791,920
Bonds		2,940,476	3,057,276	383,964	129,863	1,952,914	497,505	93,030
Trade accounts and notes payable		4,037,188	4,037,188	3,651,538	385,650	—	—	—
Other accounts payable		1,223,104	1,223,104	1,222,027	1,077	—	—	—
Other accounts payable (enterprise procurement cards/tax payment cards)(*)		1,897,520	1,919,697	1,271,444	648,253	—	—	—
Long-term other accounts payable		29	29	—	—	29	—	—
Security deposits received		12,220	12,220	5,590	260	6,370	—	—
Lease liabilities		95,979	104,176	29,409	18,347	19,348	27,949	9,123

Derivative financial liabilities
Derivatives		64,527	26,630	7,662	8,175	5,932	4,861	—

	~~W~~	21,704,237	22,776,835	8,037,837	2,151,144	4,974,675	6,719,106	894,073

(*)

Represents the amount of utility expenses and others paid by enterprise procurement cards and national taxes paid by tax payment cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arise from operating activities of purchasing of goods and services thus the related cash flow is presented as operating activities.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2020		December 31, 2019
Total liabilities	~~W~~	23,323,029	23,086,282
Total equity		12,174,379	12,488,281
Cash and deposits in banks (*1)		3,367,368	3,414,760
Borrowings (including bonds)		14,373,670	13,480,889
Total liabilities to equity ratio		192%	185%
Net borrowings to equity ratio (*2)		90%	81%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,289,116	(*)	3,336,003	(*)
Deposits in banks		78,263	(*)	78,768	(*)
Trade accounts and notes receivable		3,769,138	(*)	3,154,080	(*)
Non-trade receivables		148,004	(*)	463,614	(*)
Accrued income		12,102	(*)	10,434	(*)
Deposits		24,873	(*)	31,036	(*)
Short-term loans		28,414	(*)	21,623	(*)
Long-term loans		19,765	(*)	40,827	(*)
Long-term non-trade receivables		7,289	(*)	9,072	(*)
Lease receivables		24,415	(*)	27,794	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	10,144	10,144	9,879	9,879
Convertible securities		2,718	2,718	1,544	1,544
Derivatives		80,977	80,977	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	72	76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	64,527	64,527	20,592	20,592
Convertible bonds		847,563	847,563	858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,433,194	11,452,786	10,329,671	10,394,498
Bonds		2,092,913	2,115,473	2,292,833	2,345,867
Trade accounts and notes payable		4,037,188	(*)	2,618,261	(*)
Other accounts payable		3,120,624	(*)	4,397,121	(*)
Long-term other accounts payable		29	(*)	1,069	(*)
Security deposits received		12,220	(*)	11,000	(*)
Lease liabilities		95,979	(*)	88,512	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,144	10,144
Convertible securities		—	—	2,718	2,718
Derivatives		—	—	80,977	80,977
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	64,527	64,527
Convertible bonds		847,563	—	—	847,563

	December 31, 2019
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible securities		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,452,786	Discounted cash flow	Discount rate
Bonds		—	—	2,115,473	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Borrowings, bonds and others	2.32~4.37%	1.87~3.56%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2020 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2020		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2020
Short-term borrowings	~~W~~	696,793	(4,718)	—	5,582	—	—	697,657
Current portion of long-term borrowings and bonds		1,242,904	(1,036,847)	1,605,014	20,526	497	794	1,832,888
Long-term borrowings		8,799,677	1,709,775	(1,305,394)	148,410	—	—	9,352,468
Bonds(*)		2,741,516	49,949	(299,620)	17,257	15,189	(33,634)	2,490,657
Lease liabilities		88,512	(50,702)	—	23,212	—	34,957	95,979

	~~W~~	13,569,402	667,457	—	214,987	15,686	2,117	14,469,649

(*)	Others include gain on valuation of financial liabilities at fair value through profit or loss amounting to ~~W~~33,634 million.

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2020 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	—	—	—	—	21,054	360
Paju Electric Glass Co., Ltd.		—	—	79,426	—	—	495
WooRee E&L Co., Ltd.		—	—	4,852	—	—	13
YAS Co., Ltd.		—	—	1,935	3,495	—	395
Material Science Co., Ltd.		—	—	24	—	—	—

	~~W~~	—	—	86,237	3,495	21,054	1,263

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	209,265	—	5,067	39,010	—	32,323
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	23,364	—	—	—	—	48
LG Electronics Vietnam Haiphong Co., Ltd.		110,146	—	—	—	—	379

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	128,090	—	—	—	—	420
LG Electronics RUS, LLC		30,885	—	—	—	—	80
LG Electronics do Brasil Ltda.		27,183	—	—	—	—	82
LG Innotek Co., Ltd.		1,402	—	6,308	—	—	17,776
Qingdao LG Inspur Digital Communication Co., Ltd.		400	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		40,437	—	—	—	—	15
LG Electronics Mlawa Sp. z o.o.		219,908	—	—	—	—	188
LG Electronics Reynosa, S.A. DE C.V.		278,593	—	—	—	—	105
LG Electronics Egypt S.A.E.		12,541	—	—	—	—	50
LG Electronics Japan, Inc.		—	—	—	15	—	1,357
P.T. LG Electronics Indonesia		40,134	—	—	—	—	38
Others		1,270	—	28	—	—	2,194

	~~W~~	914,353	—	6,336	15	—	22,732

	~~W~~	1,123,618	—	97,640	42,520	21,054	56,318

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	—	200	—	—	54,869	776
Paju Electric Glass Co., Ltd.		—	7,739	217,803	—	—	2,121
WooRee E&L Co., Ltd.		—	—	10,170	—	—	32
YAS Co., Ltd.		—	300	5,263	7,153	—	2,046
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	—	8,239	233,329	7,153	54,869	4,975

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	539,537	—	15,436	194,085	—	100,086
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	40,369	—	—	—	—	113
LG Electronics Vietnam Haiphong Co., Ltd.		236,066	—	—	—	—	825
LG Electronics Nanjing New Technology Co., Ltd.		320,717	—	—	—	—	917
LG Electronics RUS, LLC		65,342	—	—	—	—	235
LG Electronics do Brasil Ltda.		84,728	—	—	—	—	166
LG Innotek Co., Ltd.		4,494	—	21,179	—	—	58,494

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	7,299	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		93,831	—	—	—	—	32
LG Electronics Mlawa Sp. z o.o.		426,470	—	—	—	—	994
LG Electronics Reynosa, S.A. DE C.V.		484,053	—	—	—	—	777
LG Electronics Egypt S.A.E		48,430	—	—	—	—	352
LG Electronics Japan, Inc.		—	—	—	23	—	4,218
P.T. LG Electronics Indonesia		74,667	—	—	—	—	160
Others		3,915	—	181	—	—	5,789

	~~W~~	1,890,381	—	21,360	23	—	73,072

	~~W~~	2,429,918	8,239	270,125	201,261	54,869	178,133

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*1)	~~W~~	—	—	262	9,520	—	195
AVATEC Co., Ltd.		2,639	—	—	—	17,720	196
Paju Electric Glass Co., Ltd.		—	—	87,211	—	—	1,107
WooRee E&L Co., Ltd.		—	—	1,852	—	—	—
YAS Co., Ltd.		—	—	1,225	9,530	—	839
Material Science Co., Ltd.		—	—	21	—	—	—

	~~W~~	2,639	—	90,571	19,050	17,720	2,337

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	211,026	—	2,950	63,498	—	36,903

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	31,515	—	—	—	—	79
LG Electronics Vietnam Haiphong Co., Ltd.		76,909	—	—	42	—	221

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	86,179	—	—	—	—	101
LG Electronics RUS, LLC		21,936	—	—	—	—	137
LG Electronics do Brasil Ltda.		38,672	—	—	—	—	47
LG Innotek Co., Ltd.		1,465	—	13,520	—	—	15,531
Qingdao LG Inspur Digital Communication Co., Ltd.		10,755	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		1,452	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		24,359	—	—	—	—	15
LG Electronics Mlawa Sp. z o.o.		93,527	—	—	—	—	784
LG Electronics Taiwan Taipei Co., Ltd.		533	—	—	—	—	104
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	29,011	—	—
LG Electronics Reynosa, S.A. DE C.V.		212,403	—	—	—	—	149
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	286	10,394	—	13
HiEntech Co., Ltd.(*2)		11	—	—	1,251	—	7,385
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	9,984	—	5,633
LG Electronics Egypt S.A.E.		22,027	—	—	—	—	2
LG Electronics Alabama Inc.		3,932	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	—	—	1,610
Others		1,981	—	—	1	—	2,032

	~~W~~	627,656	—	13,806	50,683	—	33,843

	~~W~~	841,321	—	107,327	133,231	17,720	73,083

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments.
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	54,939	616
Paju Electric Glass Co., Ltd.		—	6,057	267,065	—	—	3,209
WooRee E&L Co., Ltd.		—	—	4,539	—	—	1
YAS Co., Ltd.		—	1,000	4,795	100,142	—	2,822
Material Science Co., Ltd.		—	—	21	—	—	313

	~~W~~	2,639	7,502	277,444	145,722	54,939	7,258

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	743,075	—	10,730	677,932	—	109,505

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	76,950	—	—	—	—	119
LG Electronics Vietnam Haiphong Co., Ltd.		205,520	—	—	2,982	—	346
LG Electronics Nanjing New Technology Co., Ltd.		220,569	—	—	30	—	275
LG Electronics RUS, LLC		64,129	—	—	—	—	1,562
LG Electronics do Brasil Ltda.		118,900	—	—	—	—	178
LG Innotek Co., Ltd.		5,699	—	46,232	—	—	57,602

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	13,551	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,876	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		93,095	—	—	—	—	65
LG Electronics Mlawa Sp. z o.o.		402,384	—	—	—	—	1,648
LG Electronics Taiwan Taipei Co., Ltd.		4,172	—	—	31	—	282
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		557,029	—	—	—	—	672
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	445	14,553	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E		80,553	—	—	—	—	2
LG Electronics Alabama Inc.		9,032	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	4,672
Others		8,716	—	1	1	—	5,168

	~~W~~	1,902,222	—	46,678	137,196	—	109,678

	~~W~~	2,647,936	7,502	334,852	960,850	54,939	226,441

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments.
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

27.	Related Parties and Others, Continued

(c) Trade accounts and notes receivable and payable and others as of September 30, 2020 and December 31, 2019 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	—	—	4,942	1,029
Paju Electric Glass Co., Ltd.		—	—	64,544	62,853
WooRee E&L Co., Ltd.		—	—	4,696	1,888
YAS Co., Ltd.		—	—	5,624	27,489
Material Science Co., Ltd.		—	—	17	8

	~~W~~	—	—	79,823	93,267

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	143,574	209,939	62,536	157,713

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	16,711	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		39,662	47,740	1	75
LG Electronics Nanjing New Technology Co., Ltd.		109,041	55,343	183	49
LG Electronics RUS, LLC		20,883	17,600	—	83
LG Electronics do Brasil Ltda.		19,063	14,805	6	26
LG Innotek Co., Ltd.		241	267	31,278	36,426

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	20,028	11,195	5	17
LG Electronics Mlawa Sp. z o.o.		116,111	124,390	55	75
LG Electronics Reynosa, S.A. DE C.V.		161,100	82,927	45	62
P.T. LG Electronics Indonesia		29,043	7,696	7	16
Others		4,181	19,105	2,583	3,548

	~~W~~	536,064	387,181	34,163	40,377

	~~W~~	679,638	597,120	176,522	291,357

27.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)	2019
Associates	Loans		Collection of loans
INVENIA Co., Ltd.(*)	~~W~~	1,000	—

(*)	Excluded from related parties due to disposal of equity investments during the year-ended December 31, 2019.

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2020 and 2019 and as of September 30, 2020 and December 31, 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2020			For the nine-month period ended September 30, 2020		September 30, 2020
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	101,824	62,526	273,839	205,992	91,864	31,862
LG Uplus Corp.		—	480	—	1,598	—	173
LG Chem Ltd. and its subsidiaries		92	230,536	1,231	637,212	162	185,933
S&I Corp. and its subsidiaries		79	86,356	246	169,451	21,307	97,828
Silicon Works Co., Ltd.		—	279,396	36	583,725	—	174,510
LG Corp.		—	15,705	—	40,122	8,483	5,110
LG Management Development Institute		—	2,078	—	5,662	3,480	363
LG CNS Co., Ltd. and its subsidiaries		6	42,575	19	101,873	2	28,042
LG Household & Health Care and its subsidiaries		—	162	—	246	—	132
LG Holdings Japan Co., Ltd.		—	545	—	1,631	2,367	—
G2R Inc. and its subsidiaries		—	11,850	—	22,357	—	9,498
Robostar Co., Ltd.		—	164	—	701	—	178

	~~W~~	102,001	732,373	275,371	1,770,570	127,665	533,629

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019			For the nine-month period ended September 30, 2019		December 31, 2019
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	146,375	96,796	498,204	321,579	93,623	77,721
LG Uplus Corp.		—	622	—	1,761	—	208
LG Chem Ltd. and its subsidiaries		65	288,422	82,400	877,573	97	128,636
S&I Corp. and its subsidiaries(*)		84	111,788	267	626,010	21,307	159,202
Silicon Works Co., Ltd.		—	209,633	92	516,189	—	126,856
LG Corp.		—	13,849	—	40,218	8,781	—
LG Management Development Institute		—	2,239	—	6,624	3,480	231
LG CNS Co., Ltd. and its subsidiaries		5	64,158	14	157,763	2	75,850
LG Hausys Ltd.		—	—	1	1	—	—
LG Household & Health Care and its subsidiaries		—	112	—	209	—	6
LG Holdings Japan Co., Ltd.		—	542	—	1,529	2,264	—
G2R Inc. and its subsidiaries		—	18,853	—	20,756	—	29,540
Robostar Co., Ltd.		—	196	—	7,096	—	2,332
Others(*)		1	71,251	5	191,014	—	—

	~~W~~	146,530	878,461	580,983	2,768,322	129,554	600,582

(*)

Due to S&I Corp.’s disposal of partial interests in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as other.

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2020		2019	2020	2019
Short-term benefits	~~W~~	530	769	1,629	2,590
Expenses related to the defined benefit plan		83	103	262	450

	~~W~~	613	872	1,891	3,040

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2020, the condensed separate interim statements of comprehensive loss for the three-month and nine-month periods ended September 30, 2020 and 2019, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2019, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 11, 2020, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2020

This report is effective as of November 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2020 and December 31, 2019

(In millions of won)	Note	September 30, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 24	~~W~~	298,709	1,105,245
Deposits in banks	4, 24		76,852	77,257
Trade accounts and notes receivable, net	5, 14, 24, 26		4,433,619	3,565,860
Other accounts receivable, net	5, 24		144,257	439,940
Other current financial assets	6, 24		42,805	55,665
Inventories	7		1,578,548	1,526,299
Prepaid income tax			110,307	111,129
Other current assets	5		264,511	199,833

Total current assets			6,949,608	7,081,228

Deposits in banks	4, 24		11	11
Investments	8		4,770,666	4,958,308
Other non-current accounts receivable, net	5, 24		14,666	19,899
Other non-current financial assets	6, 24		101,640	74,203
Property, plant and equipment, net	9		11,950,791	12,764,175
Intangible assets, net	10		635,134	708,047
Deferred tax assets	22		1,730,397	1,367,714
Defined benefits assets, net	12		10,118	127,252
Other non-current assets	5		260,112	281,843

Total non-current assets			19,473,535	20,301,452

Total assets		~~W~~	26,423,143	27,382,680

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	4,110,551	2,682,403
Current financial liabilities	11, 24		1,626,124	1,474,589
Other accounts payable	24		2,721,565	3,329,040
Accrued expenses			488,232	520,395
Provisions	13		182,101	188,238
Advances received	14		529,049	898,447
Other current liabilities	13		37,471	47,371

Total current liabilities			9,695,093	9,140,483

Non-current financial liabilities	11, 24		6,764,690	7,094,405
Non-current provisions	13		71,784	67,118
Long-term advances received	14		—	328,677
Other non-current liabilities	13		92,558	85,904

Total non-current liabilities			6,929,032	7,576,104

Total liabilities			16,624,125	16,716,587

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			5,758,826	6,625,901

Total equity			9,799,018	10,666,093

Total liabilities and equity		~~W~~	26,423,143	27,382,680

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Loss

(Unaudited)

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2020		2019	2020	2019
Revenue	16, 26	~~W~~	6,469,115	5,432,573	15,841,644	15,752,138
Cost of sales	7, 17, 26		(5,921,321)	(5,441,111)	(15,414,857)	(15,066,015)

Gross profit (loss)			547,794	(8,538)	426,787	686,123

Selling expenses	18		(142,397)	(166,991)	(372,164)	(479,202)
Administrative expenses	18		(114,257)	(203,221)	(322,400)	(453,090)
Research and development expenses			(268,640)	(213,974)	(814,700)	(963,995)

Operating income (loss)			22,500	(592,724)	(1,082,477)	(1,210,164)

Finance income	21		88,132	106,117	174,096	201,120
Finance costs	21		(207,852)	(186,379)	(300,533)	(308,941)
Other non-operating income	20		153,327	199,365	733,412	645,078
Other non-operating expenses	20		(218,184)	(296,702)	(784,143)	(734,043)

Loss before income tax			(162,077)	(770,323)	(1,259,645)	(1,406,950)
Income tax benefit	22		(92,249)	(195,277)	(396,156)	(310,198)

Loss for the period			(69,828)	(575,046)	(863,489)	(1,096,752)

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(1,042)	(1,355)	(4,824)	(6,203)
Related income tax	12		266	332	1,238	(3,219)

Other comprehensive loss for the period, net of income tax			(776)	(1,023)	(3,586)	(9,422)

Total comprehensive loss for the period		~~W~~	(70,604)	(576,069)	(867,075)	(1,106,174)

Loss per share (in won)
Basic and diluted loss per share	23	~~W~~	(195)	(1,607)	(2,413)	(3,065)

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(1,096,752)	(1,096,752)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(9,422)	(9,422)

Total comprehensive loss for the period	~~W~~	—	—	(1,106,174)	(1,106,174)

Balances at September 30, 2019	~~W~~	1,789,079	2,251,113	8,066,215	12,106,407

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Total comprehensive loss for the period
Loss for the period		—	—	(863,489)	(863,489)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,586)	(3,586)

Total comprehensive loss for the period	~~W~~	—	—	(867,075)	(867,075)

Balances at September 30, 2020	~~W~~	1,789,079	2,251,113	5,758,826	9,799,018

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the period		~~W~~	(863,489)	(1,096,752)
Adjustments for:
Income tax benefit	22		(396,156)	(310,198)
Depreciation and amortization	17		1,916,165	1,866,814
Gain on foreign currency translation			(74,710)	(73,717)
Loss on foreign currency translation			100,866	140,748
Expenses related to defined benefit plans	12		119,095	146,330
Gain on disposal of property, plant and equipment			(16,758)	(34,624)
Loss on disposal of property, plant and equipment			28,525	16,408
Impairment loss on disposal of property, plant and equipment			4,871	18,047
Gain on disposal of intangible assets			—	(552)
Loss on disposal of intangible assets			28	18
Impairment loss on intangible assets			69,293	116,506
Reversal of impairment loss on intangible assets			(1,260)	(480)
Expense on increase of provisions			188,031	247,826
Finance income			(149,321)	(180,135)
Finance costs			269,737	292,235
Other income			(19,836)	(18,945)
Other expenses			—	5,325

			2,038,570	2,231,606

Changes in
Trade accounts and notes receivable			(1,556,641)	(1,468,471)
Other accounts receivable			71,475	(47,051)
Inventories			(52,249)	(61,308)
Other current assets			(16,456)	(36,108)
Other non-current assets			(50,807)	(24,984)
Trade accounts and notes payable			1,481,420	(204,078)
Other accounts payable			(496,592)	1,364,558
Accrued expenses			(17,895)	244,276
Provisions			(177,724)	(158,073)
Advances received			(85,056)	—
Other current liabilities			(16,295)	(52,115)
Defined benefit liabilities, net			(6,785)	(21,997)
Long-term advances received			—	63,672
Other non-current liabilities			8,733	9,893

			(914,872)	(391,786)

Cash generated from operating activities			260,209	743,068
Income taxes refunded			35,533	15,746
Interests received			8,732	9,070
Interests paid			(226,558)	(169,711)

Net cash provided by operating activities		~~W~~	77,916	598,173

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from investing activities:
Dividends received		~~W~~	8,239	18,622
Increase in deposits in banks			(76,851)	(111,180)
Proceeds from withdrawal of deposits in banks			77,257	111,180
Acquisition of financial asset at fair value through profit or loss			(200)	—
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	99
Acquisition of investments			—	(1,342,937)
Proceeds from disposal of investments			197,834	7,039
Acquisition of property, plant and equipment			(930,233)	(1,884,476)
Proceeds from disposal of property, plant and equipment			314,120	327,652
Acquisition of intangible assets			(276,506)	(404,429)
Proceeds from disposal of intangible assets			1,260	2,349
Government grants received			—	3,979
Receipt from settlement of derivatives			25,482	22,852
Proceeds from collection of short-term loans			10,151	14,656
Increase in short-term loans			—	(8,725)
Increase in long-term loans			—	(6,465)
Increase in deposits			(358)	(4,463)
Decrease in deposits			1,285	5,242
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(637,514)	(3,228,610)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			855,095	1,264,915
Repayments of short-term borrowings			(850,356)	(928,335)
Proceeds from issuance of bonds			49,949	1,323,239
Proceeds from long-term borrowings			628,256	1,569,148
Repayments of current portion of long-term borrowings and bonds			(926,316)	(708,260)
Payment guarantee fee received			5,717	5,043
Repayments of lease liabilities			(9,283)	(10,415)

Net cash provided by (used in) financing activities			(246,938)	2,515,335

Net decrease in cash and cash equivalents			(806,536)	(115,102)
Cash and cash equivalents at January 1			1,105,245	473,283

Cash and cash equivalents at September 30		~~W~~	298,709	358,181

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2020, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2020, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2020, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2020, there are 23,297,750 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2019.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The accounting policies applied in these condensed separate interim financial statements are the same as those applied in the Company’s separate financial statements as of and for the year ended December 31, 2019, except for the application of K-IFRS No.1034, Interim Financial Reporting. A number of amended standards are effective from January 1, 2020 but they do not have a material effect on the Company’s financial statements.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	298,709	1,105,245
Deposits in banks
Restricted deposits (*)	~~W~~	76,852	77,257
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	375,572	1,182,513

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Due from third parties	~~W~~	217,403	221,243
Due from related parties		4,216,216	3,344,617

	~~W~~	4,433,619	3,565,860

(b)	Other accounts receivable as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	136,536	438,659
Accrued income		7,721	1,281

	~~W~~	144,257	439,940

Non-current assets
Long-term non-trade receivables	~~W~~	14,666	19,899

	~~W~~	158,923	459,839

Due from related parties included in other accounts receivable as of September 30, 2020 and December 31, 2019 are ~~W~~55,622 million and ~~W~~45,518 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,427,577	110,019	(11)	(1,561)
1-15 days past due		3,928	164	—	—
16-30 days past due		2,125	56	—	—
31-60 days past due		—	183	—	—
More than 60 days past due		—	50,087	—	(25)

	~~W~~	4,433,630	160,509	(11)	(1,586)

	December 31, 2019
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,565,795	184,991	(5)	(2,952)
1-15 days past due		70	3,488	—	(1)
16-30 days past due		—	94	—	—
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,183	—	(25)

	~~W~~	3,565,865	462,817	(5)	(2,978)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	5	2,978	5	989
(Reversal of) bad debt expense		6	(328)	—	1,989
Write-off		—	(1,064)	—	—

Balance at the end of the reporting period	~~W~~	11	1,586	5	2,978

5.	Receivables and Other Assets, Continued

(d)	Other assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Advanced payments	~~W~~	42,451	1,849
Prepaid expenses		147,199	100,561
Value added tax refundable		59,072	75,317
Right to recover returned goods		15,789	22,106

	~~W~~	264,511	199,833

Non-current assets
Long-term prepaid expenses	~~W~~	237,954	274,101
Long-term advanced payments		22,158	7,742

	~~W~~	260,112	281,843

6.	Other Financial Assets

Other financial assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	14,367	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	24	6
Financial assets carried at amortized cost
Short-term loans	~~W~~	28,414	21,623

	~~W~~	42,805	55,665

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	1,104
Kyulux, Inc.		168	1,889
Fineeva Co., Ltd.		4	4
Looksten Inc.		100	—
Star Pickers. Inc.		100	—

	~~W~~	1,476	2,997

Convertible bonds	~~W~~	1,544	1,544
Derivatives(*)		66,610	15,640

	~~W~~	69,630	20,181

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	70

Financial assets carried at amortized cost
Deposits	~~W~~	12,197	13,125
Long-term loans		19,765	40,827

	~~W~~	31,962	53,952

	~~W~~	101,640	74,203

(*)	Represents currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Finished goods	~~W~~	434,226	394,069
Work-in-process		619,218	696,993
Raw materials		425,713	341,004
Supplies		99,391	94,233

	~~W~~	1,578,548	1,526,299

For the nine-month periods ended September 30, 2020 and 2019, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2020		2019
Inventories recognized as cost of sales	~~W~~	15,414,857	15,066,015
Inventory write-downs		327,019	403,197
Usage of inventory write-downs		(408,567)	(280,323)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2020			December 31, 2019
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	Manufacture display products	—		—	100%		160,361
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		12,441	100%		6,322
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture and sell display products	71%		1,794,547	74%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	100%		1,300	100%		34,700

				~~W~~	4,688,016		~~W~~	4,875,658

8.	Investments, Continued

(*1)	In May 2020, LG Display Poland Sp. z o.o. completed the liquidation process.

(*2)

For the nine-month period ended September 30, 2020, the Company contributed ~~W~~6,119 million in cash for the capital increase by LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*3)

For the nine-month period ended September 30, 2020, non-controlling shareholders contributed ~~W~~84,829 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Company’s ownership percentage in LGDCO decreased from 74% to 71% as a result.

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)			September 30, 2020			December 31, 2019
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		7,310	14%		7,310
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH(*1)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	12%		4,714	12%		4,714
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		2,354	10%		2,354
Nanosys Inc.(*2)	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	3%		5,183	4%		5,183

				~~W~~	82,650		~~W~~	82,650

(*1)	For the nine-month period ended September 30, 2020, the Company’s ownership percentage in Cynora GmbH decreased from 12.2% to 11.6% as the Company did not participate in the rights issue.

(*2)	For the nine-month period ended September 30, 2020, the Company’s ownership percentage in Nanosys Inc. decreased from 4% to 3% as the Company did not participate in the rights issue.

Dividends income recognized from subsidiaries and associates for the nine-month periods ended September 30, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~18,622 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2020 and 2019, the Company purchased property, plant and equipment of ~~W~~917,400 million and ~~W~~1,378,503 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~74,975 million and 2.90%, and ~~W~~105,272 million and 2.77%, for the nine-month periods ended September 30, 2020 and 2019, respectively. In addition, for the nine-month periods ended September 30, 2020 and 2019, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~99,573 million and ~~W~~541,708 million, respectively, and recognized ~~W~~16,758 million and ~~W~~28,525 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2020 (gain and loss for the nine-month period ended September 30, 2019: ~~W~~34,624 million and ~~W~~16,408 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2020 and December 31, 2019 are ~~W~~329,825 million and ~~W~~375,183 million, respectively. In addition, for the nine-month period ended September 30, 2020, the Company recognized an impairment loss amounting to ~~W~~68,618 million in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	352,050	347,340
Current portion of long-term borrowings and bonds		1,246,114	1,117,218
Current portion of payment guarantee liabilities		5,193	5,674
Derivatives(*)		17,000	—
Lease liabilities		5,767	4,357

	~~W~~	1,626,124	1,474,589

Non-current
Won denominated borrowings	~~W~~	2,544,375	2,692,560
Foreign currency denominated borrowings		1,672,238	1,626,709
Bonds		2,490,657	2,741,516
Payment guarantee liabilities		7,377	10,828
Derivatives(*)		47,527	20,592
Lease liabilities		2,516	2,200

	~~W~~	6,764,690	7,094,405

(*)

Represents currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of September 30, 2020 (%)(*)	September 30, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	352,050	347,340

Foreign currency equivalent			USD 300	USD 300

		~~W~~	352,050	347,340

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2020 (%)(*)	September 30, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	120	608
Korea Development Bank and others	CD rate (91 days) + 1.00~1.60, 2.21~3.40		3,281,875	3,330,000
Less current portion of long-term borrowings			(737,620)	(638,048)

		~~W~~	2,544,375	2,692,560

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2020 (%)	September 30, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML+0.75 ~2.20 6ML+1.25 ~1.35	~~W~~	1,730,913	1,696,177

Foreign currency equivalent			USD 1,475	USD 1,465
Less current portion of long-term borrowings			(58,675)	(69,468)

		~~W~~	1,672,238	1,626,709

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2020 (%)	September 30, 2020		December 31, 2019
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2020~ February 2024	1.95~2.95	~~W~~	1,470,000	1,730,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000	110,000
Less discount on bonds				(2,160)	(3,404)
Less current portion				(449,819)	(409,702)

			~~W~~	1,178,021	1,426,894

Foreign currency denominated bonds at amortized cost(*2)
Publicly issued bonds	November 2021	3.88	~~W~~	352,050	347,340
Privately issued bonds	April 2023	3ML+1.47		117,350	115,780
Foreign currency equivalent				USD 400	USD 400
Less discount on bonds				(4,327)	(6,883)

			~~W~~	465,073	456,237

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	847,563	858,385

Foreign currency equivalent				USD 722	USD 741

			~~W~~	2,490,657	2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of convertible bonds issued and outstanding as of September 30, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2. Early redemption:

The Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2020 is as follows:

(In won and No. of shares)	September 30, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,517,642	1,476,866
Fair value of plan assets		(1,527,760)	(1,604,118)

	~~W~~	(10,118)	(127,252)

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2020		2019	2020	2019
Current service cost	~~W~~	40,475	48,473	121,424	145,419
Net interest cost		(777)	303	(2,329)	911

	~~W~~	39,698	48,776	119,095	146,330

(c)	Plan assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,527,760	1,604,118

As of September 30, 2020, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2020		2019	2020	2019
Remeasurements of net defined benefit liabilities	~~W~~	(1,042)	(1,355)	(4,824)	(6,203)
Tax effect		266	332	1,238	(3,219)

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(776)	(1,023)	(3,586)	(9,422)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the nine-month period ended September 30, 2020 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	228,975	26,381	255,356
Additions (reversal)		177,031	(6,498)	170,533
Usage		(171,226)	(778)	(172,004)

Balance at September 30, 2020	~~W~~	234,780	19,105	253,885

Current	~~W~~	162,996	19,105	182,101
Non-current	~~W~~	71,784	—	71,784

(*)

Product warranties on defective products is normally applicable for 18~36 months from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Current liabilities
Withholdings	~~W~~	23,347	13,049
Unearned revenue		8,274	25,012
Security deposits received		5,850	9,310

	~~W~~	37,471	47,371

Non-current liabilities
Long-term accrued expenses	~~W~~	82,265	76,300
Long-term other accounts payable		—	1,062
Long-term unearned revenue		3,923	6,852
Security deposits received		6,370	1,690

	~~W~~	92,558	85,904

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust Litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of September 30, 2020, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Solas OLED Ltd. filed patent infringement actions in the United States District Court for the Western District of Texas and the Mannheim District Court in Germany in April 2019 and in the Beijing Intellectual Property Court in China in May 2019 against the Company, television manufactures and others. In November 2020, the Mannheim District Court issued a decision in favor of the plaintiff. The Company will appeal Mannheim District Court’s November decision. Furthermore, a nullity action is currently ongoing in the German Federal Patent Court against the asserted patent. As of September 30, 2020, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,115 million (~~W~~1,308,453 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2020, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~718,738 million in connection with its domestic and export sales transactions and, as of September 30, 2020, ~~W~~124,701 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of September 30, 2020, the Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~176,025 million) with KEB Hana Bank, USD 50 million (~~W~~58,675 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~117,350 million) with Industrial Bank of Korea, USD 100 million (~~W~~117,350 million) with Industrial and Commercial Bank of China, USD 200 million (~~W~~234,700 million) with Shinhan Bank, USD 100 million (~~W~~117,350 million) with KB Kookmin Bank, USD 50 million (~~W~~58,675 million) with MUFG Bank and USD 200 million (~~W~~234,700 million) with the Export-Import Bank of Korea.

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,215 million (~~W~~1,425,301 million).

In addition, the Company obtained payment guarantees amounting to USD 475 million (~~W~~557,413 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~358,871 million) from Korea Development Bank for foreign currency denominated bonds.

License agreements

As of September 30, 2020, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual properties agreements with various companies as of September 30, 2020.

Long-term supply agreement

As of September 30, 2020, in connection with long-term supply agreements with customers, the Company recognized USD 338 million (~~W~~396,056 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 475 million (~~W~~557,413 million) from KEB Hana Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to September 30, 2020.

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Sales of goods	~~W~~	6,447,529	5,417,502	15,785,453	15,707,148
Royalties		14,748	9,890	34,913	28,911
Others		6,838	5,181	21,278	16,079

	~~W~~	6,469,115	5,432,573	15,841,644	15,752,138

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Changes in inventories	~~W~~	(129,955)	(154,959)	(52,249)	(61,308)
Purchases of raw materials, merchandise and others		2,557,901	2,297,856	6,098,010	6,410,588
Depreciation and amortization		619,678	657,755	1,916,165	1,866,814
Outsourcing		2,168,192	1,758,873	5,420,921	4,499,514
Labor		539,945	709,854	1,596,680	1,952,977
Supplies and others		153,968	124,969	438,937	472,819
Utility		176,639	196,821	495,626	540,738
Fees and commissions		88,903	120,862	275,988	372,146
Shipping		14,601	17,922	41,392	56,119
Advertising		26,087	49,836	94,911	84,147
Warranty		88,876	68,924	177,031	244,635
Travel		22,028	22,056	43,076	66,793
Taxes and dues		14,554	15,421	41,709	45,043
Impairment loss on property, plant and equipment		—	12,103	4,871	18,047
Impairment loss on intangible assets		38,782	116,506	69,293	116,506
Others		121,401	151,141	373,076	438,195

	~~W~~	6,501,600	6,165,940	17,035,437	17,123,773

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Salaries(*)	~~W~~	47,529	137,368	142,830	254,359
Expenses related to defined benefit plans		6,204	7,798	18,519	23,851
Other employee benefits		9,972	10,812	31,113	38,147
Shipping		10,459	13,333	28,207	42,728
Fees and commissions		31,007	35,485	94,791	103,811
Depreciation		20,004	28,591	63,733	84,030
Taxes and dues		1,029	536	2,085	1,823
Advertising		26,087	49,836	94,911	84,147
Warranty		88,876	68,924	177,031	244,635
Insurance		2,127	1,551	5,690	4,418
Travel		1,792	4,529	5,125	13,226
Training		1,827	2,933	4,358	8,287
Others		9,741	8,516	26,171	28,830

	~~W~~	256,654	370,212	694,564	932,292

(*)	Expenses recognized in relation to employee termination benefits for the nine-month periods ended September 30, 2020 and 2019 amount to ~~W~~1,139 million and ~~W~~84,083 million, respectively.

19.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Salaries and wages	~~W~~	435,081	602,331	1,300,338	1,682,577
Other employee benefits		59,545	73,780	187,022	225,860
Contributions to National Pension plan		16,674	18,997	50,644	55,150
Expenses related to defined benefit plans and defined contribution plans		39,836	48,776	119,570	146,346

	~~W~~	551,136	743,884	1,657,574	2,109,933

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Foreign currency gain	~~W~~	138,419	186,288	702,441	600,310
Gain on disposal of property, plant and equipment		4,610	6,661	16,758	34,624
Gain on disposal of intangible assets		—	—	—	552
Reversal of impairment loss on intangible assets		660	279	1,260	480
Rental income		411	402	1,259	1,412
Others		9,227	5,735	11,694	7,700

	~~W~~	153,327	199,365	733,412	645,078

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Foreign currency loss	~~W~~	163,199	156,059	672,827	572,572
Other bad debt expense		—	1,188	—	1,198
Loss on disposal of property, plant and equipment		10,639	9,661	28,525	16,408
Impairment loss on property, plant and equipment		—	12,103	4,871	18,047
Loss on disposal of intangible assets		21	—	28	18
Impairment loss on intangible assets		38,782	116,506	69,293	116,506
Donations		—	138	318	520
Others		5,543	1,047	8,281	8,774

	~~W~~	218,184	296,702	784,143	734,043

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Finance income
Interest income	~~W~~	1,398	3,784	8,061	9,053
Dividend income		—	—	8,239	18,622
Foreign currency gain		84,679	9,807	31,948	24,259
Gain on disposal of investments		—	5,408	8,392	5,408
Gain on transaction of derivatives		515	9,685	28,066	22,852
Gain on valuation of derivatives		—	76,090	50,970	116,990
Gain on valuation of financial liabilities at fair value through profit or loss		—	—	33,634	—
Others		1,540	1,343	4,786	3,936

	~~W~~	88,132	106,117	174,096	201,120

Finance costs
Interest expense	~~W~~	45,874	45,941	152,949	85,630
Foreign currency loss		11,487	92,739	75,686	164,606
Loss on repayment of borrowings		296	—	794	—
Impairment loss on investments		—	28,938	—	28,938
Loss on sale of trade accounts and notes receivable		563	269	1,768	1,716
Loss on valuation of financial assets at fair value through profit or loss		229	—	1,721	3,960
Loss on valuation of financial liabilities at fair value through profit or loss		99,945	9,059	—	9,059
Loss on transaction of derivatives		2,585	—	2,585	—
Loss on valuation of derivatives		46,550	—	63,603	3,564
Others		323	9,433	1,427	11,468

	~~W~~	207,852	186,379	300,533	308,941

22.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Current tax expense (benefit)	~~W~~	(34,964)	1,569	(34,711)	(123,389)
Deferred tax expense (benefit)		(57,285)	(196,846)	(361,445)	(186,809)

Income tax expense (benefit)	~~W~~	(92,249)	(195,277)	(396,156)	(310,198)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2020 and December 31, 2019 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Other accounts receivable, net	~~W~~	—	—	(689)	(4,364)	(689)	(4,364)
Inventories, net		78,174	78,730	—	—	78,174	78,730
Defined benefit liabilities, net		—	—	(13,767)	—	(13,767)	—
Accrued expenses		112,036	120,854	—	—	112,036	120,854
Property, plant and equipment		494,087	465,883	—	—	494,087	465,883
Intangible assets		16,278	19,422	—	—	16,278	19,422
Provisions		59,603	59,875	—	—	59,603	59,875
Other temporary differences		42,135	52,293	—	—	42,135	52,293
Tax losses carryforwards		852,463	536,684	—	—	852,463	536,684
Tax credit carryforwards		90,077	38,337	—	—	90,077	38,337

Deferred tax assets (liabilities)	~~W~~	1,744,853	1,372,078	(14,456)	(4,364)	1,730,397	1,367,714

23.	Loss Per Share

(a)	Basic loss per share for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In won and number of shares)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2020		2019	2020	2019
Loss for the period	~~W~~	(69,828,838,537)	(575,046,871,311)	(863,489,424,163)	(1,096,752,176,951)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Loss per share	~~W~~	(195)	(1,607)	(2,413)	(3,065)

For the three-month and nine-month periods ended September 30, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)

Diluted loss per share is not different from basic loss per share due to loss for the nine-month period ended September 30, 2020. As of September 30, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

24.	Financial Risk Management, Continued

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2020 and December 31, 2019 is as follows:

(In millions)	September 30, 2020
	USD	JPY	CNY	EUR
Cash and cash equivalents	178	88	8	—
Trade accounts and notes receivable	3,660	2,290	—	—
Non-trade receivables	75	119	42	2
Trade accounts and notes payable	(1,992)	(8,982)	—	—
Other accounts payable	(157)	(4,474)	—	—
Financial liabilities	(2,894)	—	—	—

	(1,130)	(10,959)	50	2

Currency interest rate swap contracts	2,125	—	—	—

Net exposure	995	(10,959)	50	2

(In millions)	December 31, 2019
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	907	3	2	1	2
Trade accounts and notes receivable	2,880	3,974	—	—	—
Non-trade receivables	306	452	—	—	—
Trade accounts and notes payable	(1,035)	(7,346)	—	—	—
Other accounts payable	(145)	(3,619)	—	—	(9)
Financial liabilities	(2,900)	—	—	—	—

	13	(6,536)	2	1	(7)

Currency interest rate swap contracts	2,085	—	—	—	—

Net exposure	2,098	(6,536)	2	1	(7)

24.	Financial Risk Management, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2020 and 2019 and the exchange rates at September 30, 2020 and December 31, 2019 are as follows:

(In won)	Average rate			Reporting date spot rate
	2020		2019	September 30, 2020	December 31, 2019
USD	~~W~~	1,200.52	1,161.69	1,173.50	1,157.80
JPY		11.16	10.65	11.12	10.63
CNY		171.46	169.11	171.90	165.74
PLN		305.16	303.51	298.51	304.87
EUR		1,349.23	1,305.11	1,369.42	1,297.43

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2020 and December 31, 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2020			December 31, 2019
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	42,327	42,327	88,054	88,054
JPY (5 percent weakening)		(4,418)	(4,418)	(2,520)	(2,520)
CNY (5 percent weakening)		312	312	12	12
PLN (5 percent weakening)		—	—	11	11
EUR (5 percent weakening)		99	99	(329)	(329)

A stronger won against the above currencies as of September 30, 2020 and December 31, 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into currency interest rate swap contracts amounting to USD 1,825 million (~~W~~2,141,638 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2020 and December 31, 2019 is as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	375,633	1,182,579
Financial liabilities		(5,987,576)	(6,066,554)

	~~W~~	(5,611,943)	(4,883,975)

Variable rate instruments
Financial liabilities	~~W~~	(2,317,858)	(2,458,789)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2020 and December 31, 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2020
Variable rate instruments (*)	~~W~~	(2,600)	2,600	(2,600)	2,600
December 31, 2019
Variable rate instruments (*)	~~W~~	(2,847)	2,847	(2,847)	2,847

(*)	Financial instruments related to non-hedging interest rate swaps are excluded.

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	298,709	1,105,245
Deposits in banks		76,863	77,268
Trade accounts and notes receivable, net		4,433,619	3,565,860
Non-trade receivables		136,536	438,659
Accrued income		7,721	1,281
Deposits		12,197	13,125
Short-term loans		28,414	21,623
Long-term loans		19,765	40,827
Long-term non-trade receivables		14,666	19,899

	~~W~~	5,028,490	5,283,787

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,544
Derivatives		80,977	49,676

	~~W~~	82,521	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	76

	~~W~~	5,111,083	5,335,083

24.	Financial Risk Management, Continued

In addition to the financial assets above, as of September 30, 2020, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,215 million (~~W~~1,425,301 million) (see note 14).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2020.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,364,958	5,642,788	875,067	393,193	1,599,263	2,775,265	—
Bonds		2,940,476	3,057,276	383,964	129,863	1,952,914	497,505	93,030
Trade accounts and notes payable		4,110,551	4,110,551	3,724,901	385,650	—	—	—
Other accounts payable		824,046	824,046	822,969	1,077	—	—	—
Other accounts payable (enterprise procurement cards/tax payment cards)(*1)		1,897,519	1,919,697	1,271,444	648,253	—	—	—
Payment guarantee(*2)		12,570	1,470,494	108,355	120,843	445,343	795,953	—
Security deposits received		12,220	12,220	5,590	260	6,370	—	—
Lease liabilities		8,283	8,496	4,512	1,412	1,889	683	—

Derivative financial liabilities
Derivatives	~~W~~	64,527	26,630	7,662	8,175	5,932	4,861	—

	~~W~~	15,235,150	17,072,198	7,204,464	1,688,726	4,011,711	4,074,267	93,030

(*1)

Represents the amount of utility expenses and others paid by enterprise procurement cards and national taxes paid by tax payment cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arise from operating activities of purchasing of goods and services thus the related cash flow is presented as operating activities.

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2020		December 31, 2019
Total liabilities	~~W~~	16,624,125	16,716,587
Total equity		9,799,018	10,666,093
Cash and deposits in banks (*1)		375,561	1,182,502
Borrowings (including bonds)		8,305,434	8,525,343
Total liabilities to equity ratio		170%	157%
Net borrowings to equity ratio (*2)		81%	69%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	298,709	(*)	1,105,245	(*)
Deposits in banks		76,863	(*)	77,268	(*)
Trade accounts and notes receivable		4,433,619	(*)	3,565,860	(*)
Non-trade receivables		136,536	(*)	438,659	(*)
Accrued income		7,721	(*)	1,281	(*)
Deposits		12,197	(*)	13,125	(*)
Short-term loans		28,414	(*)	21,623	(*)
Long-term loans		19,765	(*)	40,827	(*)
Long-term non-trade receivables		14,666	(*)	19,899	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	1,476	1,476	2,997	2,997
Convertible bonds		1,544	1,544	1,544	1,544
Derivatives		80,977	80,977	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	72	76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	64,527	64,527	20,592	20,592
Convertible bonds		847,563	847,563	858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,364,958	5,384,550	5,374,125	5,438,952
Bonds		2,092,913	2,115,473	2,292,833	2,345,867
Trade accounts and notes payable		4,110,551	(*)	2,682,403	(*)
Other accounts payable		2,721,565	(*)	3,329,040	(*)
Long-term other accounts payable		—	(*)	1,062	(*)
Payment guarantee liabilities		12,570	(*)	16,502	(*)
Security deposits received		12,220	(*)	11,000	(*)
Lease liabilities		8,283	(*)	6,557	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,476	1,476
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	80,977	80,977
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	64,527	64,527
Convertible bonds		847,563	—	—	847,563

	December 31, 2019
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,997	2,997
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

24	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,384,550	Discounted cash flow	Discount rate
Bonds		—	—	2,115,473	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,438,952	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Borrowings, bonds and others	2.32~4.37%	1.87~3.56%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2020 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2020		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2020
Short-term borrowings	~~W~~	347,340	4,739	—	(29)	—	—	352,050
Current portion of long-term borrowings and bonds		1,117,218	(926,316)	1,050,961	2,960	497	794	1,246,114
Payment guarantee liabilities		16,502	5,717	—	—	—	(9,649)	12,570
Long-term borrowings		4,319,269	628,256	(751,341)	20,429	—	—	4,216,613
Bonds (*)		2,741,516	49,949	(299,620)	17,257	15,189	(33,634)	2,490,657
Lease liabilities		6,557	(9,283)	—	—	—	11,009	8,283

	~~W~~	8,548,402	(246,938)	—	40,617	15,686	(31,480)	8,326,287

(*)	Others include gain on valuation of financial liabilities at fair value through profit or loss amounting to ~~W~~33,634 million.

26.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2020 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,304,064	—	—	—	—	—
LG Display Japan Co., Ltd.		523,284	—	—	—	—	—
LG Display Germany GmbH		465,923	—	—	—	—	128
LG Display Taiwan Co., Ltd.		497,471	—	—	—	—	416
LG Display Nanjing Co., Ltd.		2,225	—	2,447	650	408,889	9,025
LG Display Shanghai Co., Ltd.		70,793	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		3,274	—	1,980	—	486,754	8,706
LG Display Shenzhen Co., Ltd.		119,712	—	—	—	—	—
LG Display Yantai Co., Ltd.		39	—	3,405	—	278,512	5,399
LG Display (China) Co., Ltd.		1,743	—	439,613	—	—	653
LG Display Singapore Pte. Ltd.		258,503	—	—	—	—	131
L&T Display Technology (Fujian) Limited		100,342	—	—	—	—	92
Nanumnuri Co., Ltd.		52	—	—	—	—	2,585
Global OLED Technology LLC		—	—	—	—	—	1,408
LG Display Guangzhou Trading Co., Ltd.		417,277	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		4,246	—	12,641	—	485,098	6,821
Suzhou Lehui Display Co., Ltd.		96,522	—	876	—	—	—
LG Display High-Tech (China) Co., Ltd.		12,821	—	499	—	438,128	1,653

	~~W~~	5,878,291	—	461,461	650	2,097,381	37,017

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	3	—	—	13
AVATEC Co., Ltd.		—	—	—	—	21,054	360
Paju Electric Glass Co., Ltd.		—	—	79,426	—	—	495
YAS Co., Ltd.		—	—	1,935	3,157	—	395
Material Science Co., Ltd.		—	—	24	—	—	—

	~~W~~	—	—	81,388	3,157	21,054	1,263

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	208,388	—	2,323	16,238	—	31,290
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	23,364	—	—	—	—	48
LG Electronics Vietnam Haiphong Co., Ltd.		110,146	—	—	—	—	379
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	105
LG Electronics Mexicali S.A.DE C.V.		6,044	—	—	—	—	15
LG Electronics RUS, LLC		—	—	—	—	—	80

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	12,541	—	—	—	—	50
LG Innotek Co., Ltd.		1,164	—	4	—	—	17,776
Qingdao LG Inspur Digital Communication Co., Ltd.		400	—	—	—	—	—
Others		45,799	—	3	—	—	2,946

	~~W~~	199,458	—	7	—	—	21,399

	~~W~~	6,286,137	—	545,179	20,045	2,118,435	90,969

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	7,525,931	—	—	—	—	—
LG Display Japan Co., Ltd.		1,394,688	—	—	—	—	—
LG Display Germany GmbH		1,002,627	—	—	—	—	5,877
LG Display Taiwan Co., Ltd.		1,042,811	—	—	—	—	731
LG Display Nanjing Co., Ltd.		5,851	—	3,740	650	1,038,176	20,888
LG Display Shanghai Co., Ltd.		587,262	—	—	—	—	—
LG Display Poland Sp. z o.o.		8,392	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		12,980	—	7,039	—	1,420,299	22,641
LG Display Shenzhen Co., Ltd.		508,945	—	—	—	—	—
LG Display Yantai Co., Ltd.		145	—	7,240	—	741,379	25,280
LG Display (China) Co., Ltd.		3,541	—	1,101,726	—	—	1,864
LG Display Singapore Pte. Ltd.		827,192	—	—	—	—	369
L&T Display Technology (Fujian) Limited		259,824	—	—	—	—	369
Nanumnuri Co., Ltd.		156	—	—	—	—	14,000
Global OLED Technology LLC		—	—	—	—	—	4,076
LG Display Guangzhou Trading Co., Ltd.		860,819	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		14,221	—	54,374	—	1,226,621	20,246
Suzhou Lehui Display Co., Ltd.		191,373	—	1,023	—	—	—
LG Display High-Tech (China) Co., Ltd.		24,885	—	1,792	—	782,234	4,523

	~~W~~	14,271,643	—	1,176,934	650	5,208,709	120,864

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	33	—	—	32
AVATEC Co., Ltd.		—	200	—	—	54,869	776
Paju Electric Glass Co., Ltd.		—	7,739	217,803	—	—	2,121
YAS Co., Ltd.		—	300	5,263	5,509	—	2,046
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	—	8,239	223,192	5,509	54,869	4,975

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	534,837	—	7,301	49,127	—	97,131
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	40,369	—	—	—	—	113
LG Electronics Vietnam Haiphong Co., Ltd.		236,066	—	—	—	—	825
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	777
LG Electronics Mexicali S.A.DE C.V.		22,081	—	—	—	—	32
LG Electronics RUS, LLC		—	—	—	—	—	235

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	48,430	—	—	—	—	352
LG Innotek Co., Ltd.		3,925	—	657	—	—	58,494
Qingdao LG Inspur Digital Communication Co., Ltd.		7,065	—	—	—	—	—
Others		94,466	—	10	—	—	8,539

	~~W~~	452,402	—	667	—	—	69,367

	~~W~~	15,258,882	8,239	1,408,094	55,286	5,263,578	292,337

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,422,394	—	—	—	—	—
LG Display Japan Co., Ltd.		581,374	—	—	—	—	—
LG Display Germany GmbH		397,136	—	—	—	—	4,997
LG Display Taiwan Co., Ltd.		424,667	—	—	—	—	91
LG Display Nanjing Co., Ltd.		1,063	—	1,025	—	377,658	5,786
LG Display Shanghai Co., Ltd.		268,607	—	—	—	—	—
LG Display Poland Sp. z o.o.		—	—	—	—	—	418
LG Display Guangzhou Co., Ltd.		28,045	—	2,966	—	545,512	9,556
LG Display Shenzhen Co., Ltd.		81,253	—	—	—	—	—
LG Display Yantai Co., Ltd.		186	—	4,866	—	394,088	1,150
LG Display (China) Co., Ltd.		4	—	386,990	—	—	1,609
LG Display Singapore Pte. Ltd.		288,844	—	—	—	—	779
L&T Display Technology (Fujian) Limited		86,349	—	2	—	—	457
Nanumnuri Co., Ltd.		47	—	—	—	—	5,519
Global OLED Technology LLC		—	—	—	—	—	1,475
LG Display Guangzhou Trading Co., Ltd.		191,060	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		2,449	—	57,528	—	364,306	4,711
Suzhou Lehui Display Co., Ltd.		45,647	—	101	—	—	—
LG Display High-Tech (China) Co., Ltd.		7,299	—	883	—	—	—

	~~W~~	4,826,424	—	454,361	—	1,681,564	36,548

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	11	—	—	—
INVENIA Co., Ltd.(*1)		—	—	262	1,018	—	195
AVATEC Co., Ltd.		2,639	—	—	—	17,720	196
Paju Electric Glass Co., Ltd.		—	—	87,211	—	—	1,107
YAS Co., Ltd.		—	—	1,225	—	—	839
Material Science Co., Ltd.		—	—	21	—	—	—

	~~W~~	2,639	—	88,730	1,018	17,720	2,337

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	209,998	—	2,036	17,972	—	37,867
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	31,515	—	—	—	—	79
LG Electronics Vietnam Haiphong Co., Ltd.		76,909	—	—	—	—	219
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	149
LG Electronics S.A. (Pty) Ltd.		267	—	—	—	—	6
LG Electronics Mexicali S.A.DE C.V.		—	—	—	—	—	15
LG Electronics RUS, LLC		85	—	—	—	—	137

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	22,027	—	—	—	—	2
LG Innotek Co., Ltd.		1,314	—	9,600	—	—	15,531
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	22,023	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		924	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		10,346	—	—	—	—	—
HiEntech Co., Ltd.(*2)		11	—	—	—	—	7,385
Others		13,278	—	—	—	—	3,669

	~~W~~	156,676	—	9,600	22,023	—	27,192

	~~W~~	5,195,737	—	554,727	41,013	1,699,284	103,944

(*1)	Represents transactions occurred prior to the Company’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	6,449,061	—	—	—	—	5
LG Display Japan Co., Ltd.		1,736,365	—	—	—	—	5
LG Display Germany GmbH		1,231,933	—	—	—	—	11,557
LG Display Taiwan Co., Ltd.		1,065,101	—	—	—	—	373
LG Display Nanjing Co., Ltd.		9,004	—	3,650	—	1,087,038	20,911
LG Display Shanghai Co., Ltd.		748,674	—	—	—	—	—
LG Display Poland Sp. z o.o.		47	—	—	—	7,535	1,717
LG Display Guangzhou Co., Ltd.		80,978	—	9,640	—	1,553,397	24,251
LG Display Shenzhen Co., Ltd.		280,046	—	—	—	—	—
LG Display Yantai Co., Ltd.		2,065	—	12,444	—	789,084	7,238
LG Display (China) Co., Ltd.		4	11,120	1,064,552	—	—	2,094
LG Display Singapore Pte. Ltd.		830,889	—	—	—	—	1,139
L&T Display Technology (Fujian) Limited		272,499	—	2	—	—	1,037
Nanumnuri Co., Ltd.		144	—	—	—	—	16,848
Global OLED Technology LLC		—	—	—	—	—	4,384
LG Display Guangzhou Trading Co., Ltd.		916,136	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		16,340	—	100,541	—	716,768	18,891
Suzhou Lehui Display Co., Ltd.		117,519	—	101	—	—	—
LG Display High-Tech (China) Co., Ltd.		33,637	—	883	—	—	—

	~~W~~	13,790,442	11,120	1,191,813	—	4,153,822	110,450

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	23	—	—	1
INVENIA Co., Ltd.(*1)		—	180	1,024	8,700	—	297
AVATEC Co., Ltd.		2,639	265	—	—	54,939	616
Paju Electric Glass Co., Ltd.		—	6,057	267,065	—	—	3,209
YAS Co., Ltd.		—	1,000	4,795	11,908	—	2,822
Material Science Co., Ltd.		—	—	21	—	—	313

	~~W~~	2,639	7,502	272,928	20,608	54,939	7,258

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	739,773	—	8,580	150,797	—	102,164
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	76,950	—	—	—	—	119
LG Electronics Vietnam Haiphong Co., Ltd.		205,520	—	—	—	—	344
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	672
LG Electronics S.A. (Pty) Ltd.		2,384	—	—	—	—	15
LG Electronics Mexicali S.A.DE C.V.		1,266	—	—	—	—	65
LG Electronics RUS, LLC		361	—	—	—	—	1,562

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
	Sales and others		Dividend income	Purchase and others
(In millions of won)				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	80,553	—	—	—	—	2
LG Electronics (Kunshan) Computer Co., Ltd.		385	—	—	—	—	—
LG Innotek Co., Ltd.		5,347	—	32,636	—	—	57,602
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	68,282	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		36,182	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		13,142	—	—	—	—	—
HiEntech Co., Ltd.(*2)		47	—	—	—	—	21,576
Others		22,614	—	—	—	—	9,245

	~~W~~	444,751	—	32,636	68,282	—	91,202

	~~W~~	14,977,605	18,622	1,505,957	239,687	4,208,761	311,074

(*1)	Represents transactions occurred prior to the Company’s disposal of the entire investments.
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of September 30, 2020 and December 31, 2019 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
Subsidiaries
LG Display America, Inc.	~~W~~	1,643,145	937,409	—	—
LG Display Japan Co., Ltd.		450,479	274,964	—	5
LG Display Germany GmbH		410,520	382,463	5	2,794
LG Display Taiwan Co., Ltd.		252,594	454,563	67	104
LG Display Nanjing Co., Ltd.		915	1,358	271,484	220,327
LG Display Shanghai Co., Ltd.		372,796	172,259	1	3
LG Display Guangzhou Co., Ltd.		5,603	12,465	206,496	313,756
LG Display Guangzhou Trading Co., Ltd.		500,189	351,322	—	—
LG Display Shenzhen Co., Ltd.		99,221	116,494	3	2
LG Display Yantai Co., Ltd.		41	—	157,289	149,715
LG Display (China) Co., Ltd.		1,741	22	161,303	112,053
LG Display Singapore Pte. Ltd.		123,440	298,132	42	21
L&T Display Technology (Fujian) Limited		69,884	46,375	169,212	199,349
Nanumnuri Co., Ltd.		—	—	1,807	3,866
LG Display Vietnam Haiphong Co., Ltd.		21,075	24,385	434,083	395,429
Suzhou Lehui Display Co., Ltd.		67,714	24,830	551	46
LG Display High-Tech (China) Co., Ltd.		12,658	1,722	197,485	54,662

	~~W~~	4,032,015	3,098,763	1,599,828	1,452,132

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	9	8
AVATEC Co., Ltd.		—	—	4,942	1,029
Paju Electric Glass Co., Ltd.		—	—	64,544	62,853
YAS Co., Ltd.		—	—	5,124	4,533
Material Science Co., Ltd.		—	—	17	8

	~~W~~	—	—	74,636	68,431

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	143,090	208,870	51,346	110,784

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	6	4	24,532	29,613
LG Electronics Reynosa S.A. DE C.V		—	—	45	62
LG Electronics India Pvt. Ltd.		16,711	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		39,662	47,740	1	29
LG Electronics RUS, LLC		—	—	—	67
LG Electronics Egypt S.A.E		3,827	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		317	6,456	—	—
Others		36,210	12,757	1,696	1,768

	~~W~~	96,733	82,502	26,274	31,539

	~~W~~	4,271,838	3,390,135	1,752,084	1,662,886

26.	Related Parties and Others, Continued

Details of significant financing transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month period ended September 30, 2019 are as follows:

	2019
(In millions of won) Associates	Loans		Collection of loans
INVENIA Co., Ltd.(*)	~~W~~	1,000	—

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act, for the three-month and nine-month periods ended September 30, 2020 and 2019 and as of September 30, 2020 and December 31, 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2020			For the nine-month period ended September 30, 2020		September 30, 2020
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	101,775	23,138	273,790	67,796	91,864	14,849
LG Uplus Corp.		—	478	—	1,593	—	173
LG Chem Ltd. and its subsidiaries		38	115,580	1,071	342,451	29	93,835
S&I Corp. and its subsidiaries		79	58,544	246	127,579	21,307	60,717
Silicon Works Co., Ltd		—	174,979	36	372,172	—	162,989
LG Corp.		—	15,705	—	40,122	8,483	5,110
LG Management Development Institute		—	2,078	—	5,662	3,480	363
LG CNS Co., Ltd. and its subsidiaries		—	28,691	—	63,365	—	22,056
G2R Inc. and its subsidiaries		—	11,826	—	21,833	—	9,472
Robostar Co., Ltd.		—	130	—	253	—	135

	~~W~~	101,892	431,149	275,143	1,042,826	125,163	369,699

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended September 30, 2019			For the nine-month period ended September 30, 2019		December 31, 2019
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	146,375	26,478	498,170	91,019	93,622	45,363
LG Uplus Corp.		—	621	—	1,756	—	208
LG Chem Ltd. and its subsidiaries		65	160,262	131	460,489	23	53,428
S&I Corp. and its subsidiaries(*)		84	58,504	251	304,372	21,307	85,312
Silicon Works Co., Ltd		—	207,055	92	513,561	—	88,355
LG Corp.		—	13,849	—	40,218	8,781	—
LG Management Development Institute		—	2,239	—	6,624	3,480	231
LG CNS Co., Ltd. and its subsidiaries		—	40,795	—	99,111	—	58,967
LG Hausys Ltd		—	—	1	1	—	—
G2R Inc. and its subsidiaries		—	17,364	—	19,251	—	29,540
Robostar Co., Ltd.		—	155	—	2,143	—	—
Others(*)		—	29,573	—	86,549	—	—

	~~W~~	146,524	556,895	498,645	1,625,094	127,213	361,404

(*)

Due to S&I Corp.’s disposal of partial interests in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as other.

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2020 and 2019 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2020		2019	2020	2019
Short-term benefits	~~W~~	530	769	1,629	2,590
Expenses related to the defined benefit plan		83	103	262	450

	~~W~~	613	872	1,891	3,040

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 16, 2020	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President